As filed with the Securities and Exchange Commission on December 23, 1997

                                            Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ___________________

                                Ladish Co., Inc.
             (Exact name of registrant as specified in its charter)

            Wisconsin                 3462                31-1145953
     (State of incorporation)       (Primary           (I.R.S. Employer
                                    Standard          Identification No.)
                                   Industrial
                                 Classification
                                  Code Number)

                            5481 South Packard Avenue
                             Cudahy, Wisconsin 53110
                                 (414) 747-2611
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                             _______________________

                                 Wayne E. Larsen
                    Vice President Law/Finance and Secretary
                                Ladish Co., Inc.
                            5481 South Packard Avenue
                             Cudahy, Wisconsin 53110
                                 (414) 747-2611
                            Facsimile (414) 747-2963
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ______________________________
                                   Copies to:

          John M. Olson                                 Gary L. Sellers
         Foley & Lardner                          Simpson Thacher & Bartlett
    777 East Wisconsin Avenue                        425 Lexington Avenue
    Milwaukee, Wisconsin 53202                     New York, New York  10017
          (414) 271-2400                                (212) 455-2000
    Facsimile:  (414) 297-4900                    Facsimile:  (212) 455-2502

                          ____________________________

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.
   [_]   _________________
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________________
        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_] __________________________________
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

                                       Proposed
                                        maximum    Proposed
                                       offering    maximum
    Title of each class    Amount to     price    aggregate     Amount of
    of securities to be       be          per      offering    registration
         registered       registered   share(2)   price (2)        fee

    Common Stock ($.01     3,852,500    $18.00   $69,345,000    $20,456.78
      par value)  . . .   shares (1)

   (1) Includes 502,500 shares issuable upon exercise of an option granted to the Underwriters by the Selling Shareholders to cover over-allotments.
   (2) Estimated in accordance with Rule 457(o) under the Securities Act of 1933 solely for the purpose of calculating the registration fee pursuant to Section 6(b) thereunder.
                             ______________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED DECEMBER __, 1997
                                3,350,000 Shares
                                Ladish Co., Inc.
                                  Common Stock
                                ($.01 par value)
                                 _______________

        Of the 3,350,000 shares of common stock, par value $.01 per share
   (the "Common Stock"), offered hereby (the "Offering"), 2,336,000 shares are being sold by Ladish Co., Inc. (the "Company") and 1,014,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders". The Company will not receive any of the proceeds from the sale of Common Stock being sold by the Selling Shareholders. The
   Company's Common Stock is thinly traded and is quoted on the OTC
   Electronic Bulletin Board, a quotation system, in the over-the-counter market under the symbol "LDSH". On December 15, 1997, the reported closing price for the Common Stock was $18 per share. It is anticipated that the initial public offering price will be between $15.00 and $18.00 per share. For information relating to factors to be considered in determining the initial public offering price, see "Underwriting". Application will be made for the quotation of the Common Stock on The Nasdaq Stock Market's National Market under the symbol "LDSH".

        For a discussion of certain factors that should be considered in connection with an investment in the Common Stock, see "Risk Factors" beginning on page 9 herein.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            Underwriting
                             Discounts                  Proceeds to
                 Price to       and       Proceeds to     Selling
                  Public    Commissions   Company (1)   Shareholders

    Per Share      $           $             $               $

    Total (2)      $           $             $               $
   __________

   (1) Before deduction of expenses payable by the Company estimated at $550,000.

   (2) Certain of the Selling Shareholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 502,500 additional shares to cover over-allotments of the Common Shares. If such option is exercised in
        full, the total Price to Public will be $     , Underwriting
        Discounts and Commissions will be $     , proceeds to Company will be
        $    and proceeds to Selling Shareholders will be $     .


        The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common Stock will be ready for delivery on or about
      , 1998, against payment in immediately available funds.

   Credit Suisse First Boston                                  BT Alex. Brown


                        Prospectus dated         , 1998.

                              [inside front cover]







        Certain persons participating in this Offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities offered hereby, including over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids. For a description of these activities, see "Underwriting".

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes thereto included elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the term "Ladish" or "Company" means Ladish Co., Inc. Except as otherwise indicated, all information in this Prospectus has been adjusted to give effect to a one for six reverse split of the Common Stock which occurred effective December 12, 1997. Information in this Prospectus concerning the number of shares of Common Stock outstanding does not, except where otherwise indicated, assume the exercise of currently outstanding and exercisable warrants to purchase an aggregate of 7,608,932 shares, and assumes that the Underwriters have not exercised their over-allotment option.


                                   The Company

        Ladish Co., Inc. ("Ladish" or the "Company") is a leading producer of highly engineered, technically advanced components for the jet engine, aerospace and general industrial markets.

        Ladish engineers, produces and markets high-strength, high-technology forged and formed metal components for a wide variety of load-bearing and fatigue-resisting applications in the jet engine, aerospace and industrial markets. The Company has been engaged in producing parts for aircraft engines and other military, aerospace and general industrial applications for over 50 years. Products developed by Ladish include (i) rotating jet engine parts, such as fan, compressor and turbine discs, and jet engine casings, (ii) other aerospace products, including structural aircraft components, landing gear components, flap tracks, helicopter rotor parts and shafts and large missile components and (iii) general industrial forgings such as large crankshafts for power generation equipment. These products require a high degree of engineering skill and technical expertise and are generally manufactured from titanium, high-temperature alloys, steel or aluminum. Components for such rigorous applications often necessitate manufacture through forging, which yields a seamless product with a high strength-to-weight ratio relative to castings. Principal customers include all of the major jet engine manufacturers, as well as both commercial and government aircraft and satellite manufacturers, power plants and manufacturers of farm and heavy-duty off-road equipment. For the nine months ended September 30, 1997, approximately 89% of the Company's sales were to the aerospace industry.

        Since late 1995, demand for forged components has strengthened, primarily due to increased demand from the commercial aerospace industry. The Company believes the principal reasons for the recent improvement in new aircraft orders include increased demand for air travel in Asia, the recent improved profitability of U.S. commercial airlines and U.S. Environmental Protection Agency rules requiring airlines to reduce noise, which, in turn, have prompted airlines to modernize their fleets. Accordingly, airlines have been retrofitting existing aircraft or purchasing new jet engines.

        In addition to the favorable trends in commercial aviation discussed above, world airframe manufacturers are seeking to improve the affordability and efficiency of their products by reducing the number of engines on airplanes. Newer engines, therefore, must be bigger and run faster and at higher temperatures, which in turn has increased demand for components that are structurally larger and more metallurgically complex. The Company believes that it is well positioned to capitalize on the current upturn in the commercial aerospace industry in wide-body aircraft as well as regional and business jets. The Company believes that the combination of its unique equipment, metallurgical expertise and leading-edge computer process modeling of forging, heat treating and machining operations, together with its industry-recognized core competencies in large and complex forgings, will enable the Company to compete effectively for this demand.


                                Business Strategy

        The Company's goal is to generate profitable growth and to enhance shareholder value by capitalizing on Ladish's reputation for quality and value and its unique manufacturing equipment. To accomplish this goal, management intends to continue pursuing the following strategies:

        Maximize Benefits from Industry Upturn

        Ladish intends to capitalize on the current upturn in the aerospace industry by continuing to manufacture components that meet the demand by airframe manufacturers for stronger, larger and more metallurgically complex parts. The Company believes that it is well positioned to benefit from the reduction in excess capacity in the U.S. airline industry, the other trends in the commercial aerospace industry and the corresponding increase in demand for new aircraft and parts.

        Make Strategic Acquisitions

        As a part of the global consolidation of the aerospace industry, management believes there are numerous opportunities to grow and enhance the Company through strategic acquisitions. As an example of these opportunities, in June 1997, Ladish acquired substantially all of the assets and assumed a portion of the liabilities of Stowe Machine Co., Inc. ("Stowe"). Located in Windsor, Connecticut, Stowe provides finish machining services and products to the jet engine industry. Operating Stowe will further Ladish's efforts to capitalize on the upturn in the jet engine industry through the value-added services provided by Stowe to the Company's existing customer base and the vertical integration opportunities offered through Stowe. With a customer list which mirrors that of Ladish, Stowe provides Ladish with the ability to integrate vertically and offer further value-added services to its core markets.

        Leverage Core Competencies into New Products and Markets

        The Company's growth strategy also includes continuing to identify new products and markets where it can become a leading supplier by using its core competencies in metallurgy, precision metal-working and the management of complex manufacturing processes. The Company has expanded its processing technology to alloys such as aluminum-lithium in order to compete for both solid and liquid fuel motor cases for future generations of launch vehicles such as the Expendable Extended Launch Vehicle ("EELV"). In addition, the Company's ability to shear-form various alloys has enabled it to develop technically advanced domes, rings and cylinders for launch vehicles and seamless titanium drums used to manufacture copper foil for use by the telecommunications industry. Ladish's metallurgical expertise, combined with the world's largest counterblow hammer, has enabled it to become the leading supplier of titanium hemispheres in the commercial satellite industry and large steel crankshafts in the power generation industry.

        Additionally, the Company believes that its manufacturing, engineering and technical expertise gives it the ability to develop and process next generation jet engine components for increased performance of high-temperature materials as well as to develop products for non-aerospace applications such as farm and heavy-duty off-road machinery.
   For example, the Company is currently producing what the Company believes is the world's largest crankshaft in a closed-die for use in the international power generation market.

        Enhance Market Access Through Customer Cooperation and Strategic
   Alliances

        Ladish intends to continue its long-standing practice of working closely with its customers and strategic participants in the forging industry. The Company works closely with customers by using its manufacturing and technical expertise to engineer, tool and manufacture new products according to customer specification. In exchange, the Company is often designated as the sole-source supplier by its customers for the life of the program. In addition, Ladish's well-respected research and development departments have enabled the Company to establish and maintain strong relationships with GE, Rolls-Royce PLC ("Rolls-Royce"), Pratt & Whitney, Lockheed Martin Corp. and the United States Air Force on a number of development projects, many of which are customer funded. Management believes that these projects position the Company to win early production contracts on new equipment.

        In addition to working closely with customers, Ladish has developed strategic alliances with other participants in the forging industry to take advantage of synergy opportunities. In September 1995, the Company entered into a joint venture with Weber Metals, Inc. ("Weber"), a subsidiary of German conglomerate Otto Fuchs Metallwerke KG, whereby the Company combines its engineering and metallurgical expertise with the capabilities of Weber's 38,000 ton hydraulic press. The product which results from the combination of the Company's technology with Weber's press frees up Company capacity, reduces manufacturing costs and gives the Company access to high-temperature niches of the jet engine market.

        Improve Profitability Through Operating Efficiencies and Lower Costs

        Since mid-1995, the Company has significantly reduced overhead costs, improved worker productivity, shortened production cycle times and rationalized its product mix in order to improve operating margins and lower its break-even point. During this time, management has invested in new technologies, developed more efficient manufacturing processes and focused on selling higher value-added products. By reducing lot sizes, set-up times and process times throughout its facility, the Company has reduced its average cycle time by approximately 75% from 1994 to 1996. In addition, pieces per man-hour increased 11% in 1996 from 1995. Sales per employee have increased 11% from December 31, 1996 to September 30, 1997. As a result of the implementation of process improvement techniques coupled with applied synchronous manufacturing concepts, the Company has reduced its costs and improved product quality as measured by the reduction of rework and scrap. In addition, the Company is currently computerizing the operation of its hammers, which the Company believes will lead to additional operational efficiency and further improve the quality of its forgings. Ladish is also implementing cellular manufacturing techniques in an effort to further decrease production times and reduce costs.

        Focus on Core Business

        In the fourth quarter of 1996, the Company decided to focus its efforts on its core forging business and the markets it serves. Consequently, Ladish determined that its Industrial Products Division ("IPD"), with its commodity fitting and valve business, was not strategic to the future direction of the Company. In May 1997, the Company sold substantially all of the assets of IPD to a subsidiary of Trinity Industries, Inc. for cash consideration of $36.5 million and the assumption of certain liabilities. Ladish utilized proceeds from the sale of IPD to reduce debt and fund the Stowe acquisition, and intends to use the remainder of the proceeds to fund a significant portion of its underfunded pension liability. The sale has also allowed management to focus its time and energy on the growth of the core business and to identify strategic acquisition opportunities such as Stowe.

                                     History

        The Ladish forge shop was founded in 1905. For the next 75 years, Ladish Co. continued to grow its operations under the control of the Ladish family. During this period, Ladish Co. supplied forged products to virtually every industry, including the aerospace industry beginning in the 1930s, and became a leader within the commercial and military aerospace industry for forged products and material application.

        Beginning in 1981, Ladish Co. experienced a series of ownership changes. The Company was incorporated as the successor to Ladish Co. in connection with one of these transactions. From 1991 until the middle of 1995, the aerospace industry experienced a severe cyclical downturn. This decline resulted from a combination of reduced demand from the commercial airline industry, which was suffering from weak passenger revenues and overcapacity, and reduced military budgets as a result of the end of the Cold War. At the same time, the Company faced substantial debt service on $110 million of subordinated debentures issued in connection with a 1987 leveraged buyout. In February 1993, the Company filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Under this "pre-packaged" plan, the subordinated debentures were converted to equity, including the debentures held by the Company's largest current shareholder; no other class of creditor was affected. The plan was confirmed and the Company emerged from reorganization in April 1993.

        Beginning in 1995, the Company implemented a program to reduce overhead costs, improve worker productivity, shorten production cycle times and rationalize product mix. This program has resulted in improved operating margins and a lower break-even point. Over the same time period, the market for forged components strengthened due primarily to increased demand from the commercial airline industry. This resurgence in demand, which the Company believes is attributable to a number of factors affecting airlines in the U.S. and throughout the world, has resulted in strong revenue growth for the Company. The Company's income before taxes increased from $2.2 million in the first nine months of 1996 to $14.9 million in the first nine months of 1997, due principally to the substantial increase in net sales.

                                  The Offering

    Common Stock offered by:

         The Company  . . . . . . . . . . .       2,336,000 shares

         Selling Shareholders(1)  . . . . .       1,014,000 shares

              Total . . . . . . . . . . . .       3,350,000 shares

    Common Stock and equivalents to be
      outstanding after the Offering(2) . .      15,260,405 shares

    Use of Proceeds . . . . . . . . . . . .  The proceeds to the Company from the sale of Common Stock
                                             by the Company are expected to
                                             be approximately $35 million
                                             (net of underwriting discounts
                                             and estimated expenses payable
                                             by the Company and assuming an
                                             offering price per share of
                                             $16.50, the midpoint of the
                                             range set forth on the cover
                                             page of this Prospectus).  The
                                             net proceeds from the sale of
                                             shares by the Company will be
                                             used primarily to repay
                                             subordinated debt and a portion
                                             of outstanding indebtedness
                                             under the Company's senior
                                             credit facility, and to
                                             contribute to certain
                                             underfunded pension plans.  Any
                                             remaining funds will be used
                                             for general corporate purposes,
                                             which may include acquisitions.
                                             The Company will not receive
                                             any proceeds from the sale of
                                             shares by the Selling
                                             Shareholders.  See "Use of
                                             Proceeds" and "Principal and
                                             Selling Shareholders".

    Dividend policy . . . . . . . . . . . .  The Company currently intends to retain all of its earnings
                                             to finance its operations and
                                             future growth and does not
                                             expect to pay any dividends for
                                             the foreseeable future.  See
                                             "Dividend Policy".

    Proposed Nasdaq National Market symbol . "LDSH".

    _______________
    (1) Does not include up to 502,500 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option in full.

    (2) Includes 7,608,932 shares subject to outstanding common stock purchase warrants, but excludes (i) 322,500 shares issuable pursuant to outstanding options under the Incentive Plan (as hereinafter defined) and (ii) 496,188 shares reserved for issuance upon exercise of outstanding options previously granted to former employees and others. See "Management--Incentive Stock Option Plan", "Certain Relationships and Related Party Transactions", and
         Note 4 to Financial Statements.


                             Summary Financial Data

        The following table sets forth certain historical financial data for the fiscal years 1994 through 1996, and the nine-month periods ended September 30, 1996 and 1997. The historical financial data for the fiscal years ended December 31, 1994, 1995 and 1996 were derived from the audited financial statements of the Company included elsewhere herein. The historical financial data for the nine-month periods ended September 30, 1996 and September 30, 1997 have not been audited. The Company's Industrial Products Division, which was sold during 1997, has been treated as a discontinued operation and its results of operations are excluded from the table.

        In the opinion of management, the historical financial data for the nine-month periods ending September 30, 1996 and 1997 include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The historical financial data are not necessarily indicative of the results of operations for any future period. Furthermore, the results of operations for the nine-month periods ended September 30, 1996 and 1997 should not be regarded as indicative of the results that may be expected for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                           Nine Months Ended
                                    Years Ended December 31,                  September 30,
                                1994         1995          1996           1996            1997
    Results of Operations:             (Dollars in thousands, except earnings per share)

     Net sales                 $121,803     $115,738       $162,002       $124,068        $157,072
     Cost of sales              130,537      128,351        149,637        114,154         134,055
                               --------     --------       --------       --------        --------
     Gross profit (loss)         (8,734)     (12,613)        12,365          9,914          23,017

     Selling, general &
       administrative
       expenses                   5,966        6,139          6,556          4,888           5,607
                               --------     --------       --------       --------        --------
     Income (loss) from
       operations               (14,700)     (18,752)         5,809          5,026          17,410

     Interest expense             2,466        3,339          3,703          2,870           2,659

     Other income
       (expense), net               138          (55)            29              7             143
                               --------     --------       --------       --------       ---------
     Income (loss) from
       operations before
       provision for
       income taxes             (17,028)     (22,146)         2,135          2,163          14,894

     Provision for income
       taxes                          -            -              -              -           1,132
                               --------     --------       --------       --------        --------
     Net income (loss)
       from continuing
       operations              $(17,028)    $(22,146)     $   2,135      $   2,163       $  13,762
                               ========     ========      =========       ========        ========
     Earnings per share
       from continuing
       operations(1)           $  (3.39)    $  (4.40)      $   0.20      $    0.21       $    1.09

    Operating Data:
     EBITDA(2)                  $(5,837)    $ (9,899)      $ 14,974       $ 11,963        $ 24,931
     Capital expenditures         2,549        2,865          4,997          2,747           6,255
     Depreciation expense         8,725        8,908          9,136          6,930           7,365

    Balance Sheet (at end
     of period):

     Total assets              $164,347     $164,696       $170,270       $182,623        $171,092
     Total debt                  31,665       43,932         51,848         48,516          33,235
     Stockholders' equity
       (deficit)                 11,141       (9,751)       (16,287)        (7,331)         (1,416)

    Backlog(3)                 $100,648     $150,493       $233,730       $216,811        $277,712

   _______________
   (1)  Calculated in accordance with Note 14 to Financial Statements.
   (2)  EBITDA from continuing operations for any relevant period presented above represents net income (loss) from continuing operations, plus income taxes and interest expense, plus depreciation and amortization of goodwill and other intangibles.  While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements.
        EBITDA is not necessarily a measure of the Company's ability to fund its cash needs.  See the Company's Financial Statements and the related notes thereto appearing elsewhere herein.
   (3)  Backlog represents unfilled purchase orders received by the Company as of the end of each period.


                                  RISK FACTORS

        Prior to making any investment decision, prospective investors should carefully consider the risk factors set forth below in addition to the other information presented in this Prospectus.

   History of Recent Losses

        Although the Company reported net income from continuing operations of $2.1 million in 1996 and $13.8 million for the nine months ended September 30, 1997, the Company reported net losses for each of the years ended December 31, 1991 through 1995. In addition, the Company reported gross losses for 1994 and 1995 and had an accumulated deficit of approximately $38.0 million at September 30, 1997. In 1993, the Company was unable to service its subordinated debt and consequently underwent a financial restructuring pursuant to Chapter 11 of the United States Bankruptcy Code, in which the subordinated debt was converted into Common Stock. The Company has implemented changes designed to improve its cost structure and increase efficiency and productivity at its facilities, which the Company believes have enabled it to increase profitability and to withstand better the volatility inherent in its primary markets. There can be no assurance, however, that the Company's operations will be profitable in the future.

   Cyclicality of the Aerospace and Jet Engine Industries

        Substantially all of the Company's revenues are derived from the aerospace and jet engine industries, which are cyclical in nature and subject to changes based on general economic conditions, airline profitability and international relations. The duration and severity of upturns and downturns in these industries are influenced by a variety of factors, including those set forth herein. Accordingly, they cannot be predicted with any certainty. Historically, orders for new commercial aircraft and related commercial aerospace components have been driven by the operating profits or losses of commercial airlines. Purchases by customers in the military aerospace sector are dependent upon defense budgets. The commercial aerospace industry experienced a greatly reduced volume of orders between 1992 and early 1995, although this decline has been reversed in 1996 and the first nine months of 1997. Events adversely affecting the aircraft industry, such as cyclical overcapacity and inability to maintain profitable fare structures, would likely have a material adverse effect on the financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

   Reductions in Government Spending

        Since 1990, almost one-quarter of the Company's revenue has been derived from the government-sponsored aerospace industry, an industry that is dependent upon government budgets and, in particular, the United States government budget. In general, defense and space budgets in the United States have been declining in recent years, resulting in reduced demand for new aircraft and spare parts. While the effect of U.S. defense and space budget reductions may be offset in part by foreign military sales, such sales are affected by U.S. governmental regulation, regulation by the purchasing government and political uncertainties in the United States and abroad. There can be no assurance that U.S. defense and space budgets and the related demand for defense and space equipment will not continue to decline or that sales of defense and space equipment to foreign governments will continue at present levels.

   Competition

        The sale of metal components for the aerospace, jet engine and industrial markets is highly competitive. Many Ladish products are readily interchangeable with the products manufactured by Ladish's competitors. Many of the Company's products are sold under long-term contracts which are bid upon by several suppliers. Ladish's principal competitor, Wyman-Gordon Company, is substantially larger than Ladish and has greater financial resources. See "Business--Competition".

   Reliance on Major Customers

        The Company's three largest customers accounted for approximately 54% of the Company's revenues in 1996 and 60% during the nine months ended September 30, 1997. Because of the small number of customers for some of the Company's principal products, those customers exercise significant influence over the Company's prices and other terms of trade. The loss of any of the Company's largest customers could have a material adverse effect on the Company's financial condition and results of operations.
   See "Business--Customers".

   Dependence on Key Personnel

        The Company has been and continues to be dependent on certain key management personnel. The Company's ability to maintain its competitive position will depend, in part, upon its ability to retain these key managers and to continue to attract and retain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the loss of key personnel would not have a material adverse effect on the Company's results of operations or that the Company will be able to recruit and retain such personnel. See "Management".

   Product Liability Exposure

        The Company produces many critical engine and structural parts for commercial and military aircraft and for other specialty applications. As a result, the Company has an inherent risk of exposure to product liability claims. The Company currently maintains product liability insurance, but there can be no assurance that insurance coverage will continue to be available on terms acceptable to the Company or that such coverage will be adequate for any liabilities that might be incurred.

   Availability and Price of Raw Materials

        The largest single component of the Company's cost of goods sold is raw material costs. The Company manufactures products in a wide variety of specialty metals and alloys, some of which can only be purchased from a limited number of suppliers. The Company holds limited quantities of raw materials in inventory but, for the principal part of its business, seeks to procure delivery of raw materials in quantities and at times matching customers' orders. The Company, along with other entities in the industry, has experienced periods of increased delivery times for nickel-based and titanium alloys and certain stainless steels, which account for a significant portion of the Company's raw materials. Significant scarcity of supply of raw materials used by the Company could have a material adverse effect on the Company's results of operations by affecting both the timing of delivery and the cost of purchasing such materials. Many of the Company's products are sold pursuant to long-term agreements with its customers, which currently provide the Company the right to pass through material cost increases. Any inability to obtain such rights in future long-term agreements could have a material adverse effect on the Company's results of operations. See "Business--Raw Materials".

   Labor Contracts

        Approximately 83% of the Company's employees are represented by eight collective bargaining units. Contracts are typically renegotiated every three years with each union. While management does not expect that work stoppages will arise in connection with the renewal of labor agreements expiring in the foreseeable future, no assurance can be given that work stoppages will not occur. An extended or widespread work stoppage could have a material adverse effect on the Company's results of operations.
   See "Business--Employees".

   Pension and Other Postretirement Benefit Obligations

        The Company's employees are eligible to participate in various Company-sponsored pension plans. In addition to pension benefits, the Company provides health care and life insurance benefits to its eligible employees and retirees. The pension benefits have been and will continue to be funded through contributions to pension trusts, while health care and life insurance benefits are paid as incurred.

        The Company has several pension plans, certain of which are underfunded. The aggregate liability recorded for the Company's pension plans on the balance sheet at September 30, 1997 was approximately $48 million. The Company has entered into an agreement with the Pension Benefit Guarantee Corporation requiring minimum contributions to the underfunded plans of $18 million in 1997, $7.4 million in 1998 and $7.8 million in 1999 in order to substantially reduce this liability. In addition, approximately $15 million of the net proceeds from the Offering will be used to make a further contribution to these plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pensions" and Note 8 to Financial Statements.

        The liability recorded for postretirement health care and life insurance benefits on the balance sheet at September 30, 1997 was approximately $50 million on an actuarial basis and will be paid as incurred annually. See Note 9 to Financial Statements.

   Compliance with Environmental and Other Government Regulations

        The Company's operations are subject to extensive environmental, health and safety laws and regulations promulgated by federal, state and local governments. Many of these laws and regulations provide for substantial fines and criminal sanctions for violations. The nature of the Company's business exposes the Company to risks of liability due to the use and storage of materials that can cause contamination or personal injury if released into the environment. In addition, environmental laws may have a significant effect on the nature, scope and cost of cleanup of contamination at operating facilities. It is difficult to predict the future development of such laws and regulations or their impact on future earnings and operations, but the Company anticipates that these standards will continue to require increased capital expenditures. There can be no assurance that the Company will not incur material costs and liabilities in the future relating to environmental matters.

        Based upon information presently available, the Company does not expect that costs for future environmental compliance and remediation will have a material adverse effect on its competitive or financial position or its ongoing results of operations. However, it is not possible to predict accurately the amount or timing of costs of any future environmental remediation requirements. Such costs could be material to future results of operations. In addition, the "Superfund" statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that arranged for disposal of the wastes, the waste transporters that delivered materials to the disposal sites and the past and present owners and operators of such sites; responsible parties may be required to bear all costs, regardless of fault, legality of the original disposal or ownership of the disposal site. The Company has been named a potentially responsible party at three sites and has reserved approximately $300,000 for such liability. The Company believes that the amount for which it is liable at such sites will not be material; however, there can be no assurances that the amount for which the Company will be responsible will not be significantly greater than anticipated. See "Business--Environmental, Health and Safety Matters".

   Significant Shareholders

        After the Offering, ING Equity Partners, L.P. I and affiliated
   entities (collectively "ING") will continue to own           shares of
   Common Stock, which will represent approximately    % of the outstanding
   shares of Common Stock.  ING will also own warrants to purchase another shares of Common Stock which, if exercised, would increase ING's
   ownership to    % of the then outstanding shares.  Grace Brothers, Ltd.
   ("Grace") will also own warrants to purchase           shares of Common
   Stock which, if exercised, would represent     % of the then outstanding
   shares.  (If both ING and Grace exercised their warrants, they would own
     % and    %, respectively, of the outstanding shares of Common Stock immediately after the Offering.) Consequently, ING and Grace have and will continue to have significant influence over the affairs of the Company. See "Principal and Selling Shareholders" and "Certain Relationships and Related Transactions".

   Net Operating Loss Carryforwards

        At January 1, 1997, the Company had approximately $73.1 million of net operating loss carryforwards ("NOLs") for federal income tax purposes, of which approximately $24.2 million are restricted due to the 1993 change of ownership of the Company in connection with the Company's financial restructuring through Chapter 11 proceedings. To the extent the Company generates taxable income, these NOLs will reduce the federal income taxes of the Company in future years, and therefore increase its after-tax cash flow. Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), certain restrictions on the utilization of NOLs or credit carryforwards will apply in the event of an ownership change of a corporation entitled to use such carryforwards. It is likely that the sale of Common Stock pursuant to the Offering, combined with sales of Common Stock within the past three years, will cause an ownership change of the Company (within the meaning of Section 382 of the Code), resulting in restrictions on the Company's ability to utilize its NOLs during all taxable years (including partial taxable years) after the date of such ownership change.

        Based on the limitations noted above, and the Company's recent history of losses, the Company has recorded a valuation allowance against the entire amount of these NOLs. The Company will continue to evaluate the ultimate realizability of the NOLs in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Net Operating Loss Carryforwards" and Note 7 to Financial Statements.

   Dilution

        Purchasers of Common Stock in the Offering will experience immediate dilution of $13.74 per share of Common Stock purchased, assuming an offering price of $16.50 per share (the midpoint of the range set forth on the cover page of this Prospectus) and exercise of all of the Company's outstanding warrants. See "Dilution". In connection with the Company's December 1995 and February 1996 private offering of senior subordinated secured notes (the "Subordinated Notes"), the Company issued warrants to acquire 7,775,722 shares of Common Stock. Each warrant entitles the holder to purchase one share of Common Stock at a price of $1.20 per share. The exercise price may be paid in cash, or by the surrender of outstanding Common Stock, Subordinated Notes or other warrants having a fair value equal to the exercise price. An aggregate of 166,790 of such warrants have subsequently been exercised. Additionally, there are options to acquire 322,500 shares of Common Stock at an exercise price of $6.00 per share pursuant to the Company's Incentive Stock Option Plan, and options to purchase an additional 496,188 shares at exercise prices ranging from $12.00 to $21.00 per share issued in 1993 in consideration of consulting services. The exercise of all outstanding options would result in the issuance by the Company of up to 818,688 additional shares of Common Stock, and would result in substantial additional dilution to investors purchasing Common Stock in the Offering.

   Limited Prior Market for Common Stock; Possible Volatility of Common Stock and the Securities Markets

        Although the Common Stock of the Company has been quoted on the OTC Electronic Bulletin Board prior to the Offering, trading has been sporadic. Application will be made to have the Common Stock quoted on the Nasdaq National Market. The initial public offering price of the Common Stock will be determined through negotiations among the Company, the Selling Shareholders and the representatives of the Underwriters. There can be no assurance that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to the Offering or that an active trading market for the Common Stock will develop and continue after the completion of the Offering. See "Underwriting". In addition, the market price of the Common Stock upon the completion of the Offering could be subject to significant fluctuations in response to variations in the Company's quarterly financial results or other developments, such as announcements of new products by the Company or the Company's competitors, enactment of legislation or regulation affecting the aerospace industry, interest rate movements or general economic conditions.

   Shares Eligible for Future Sale; Registration Rights; Possible Adverse Effect on Future Market Prices

        Upon completion of the Offering, there will be 7,651,473 shares of Common Stock outstanding. An additional 8,427,620 shares have been reserved against the exercise of outstanding warrants and options which are currently exercisable. The 3,350,000 shares sold in the Offering will be immediately tradeable without restriction by persons other than those who may be deemed "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. Substantially all the 5,315,473 shares of Common Stock outstanding prior to the Offering were issued in 1993 in connection with the reorganization of the Company. Of these shares, those held by persons who are not "affiliates" of the Company (believed by management to number approximately 3,193,638 shares) will be immediately tradeable. The remaining shares (believed to number approximately 2,121,835) are held by "affiliates" and may be sold only pursuant to a registration statement under the Securities Act or under Rule 144 or another available exemption. The Underwriters have conditioned the Offering on the receipt of agreements of the holders of substantially all Common Stock purchase warrants, all persons selling shares in the Offering, all holders of registration rights with respect to the Company's securities and all executive officers and directors of the Company, that they will not sell any shares of Common Stock without the consent of Credit Suisse First Boston Corporation, on behalf of the Underwriters, for a period of 180 days following the date of this Prospectus. After the Offering, the holders of an aggregate of 25% of the Company's then outstanding warrants and shares then issued upon exercise of such warrants will have the right to require the Company to register all or a portion of the shares underlying such warrants under the Securities Act to permit the public sale of such shares.

        The shares issuable upon the exercise of the Company's outstanding options and warrants will be "restricted shares" as that term is defined in Rule 144. As a result, such shares, if and when issued, will only be subject to resale pursuant to a registration statement under the Securities Act or under Rule 144 or other available exemption.

        Significant sales of shares of Common Stock under a registration statement, pursuant to Rule 144 or otherwise in the future, or the prospect of such sales, may depress the price of the shares of Common Stock or any market that may develop. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions--Registration Rights".

                           FORWARD-LOOKING STATEMENTS

        This Prospectus contains certain forward-looking statements. Forward-looking statements are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes", "anticipates", "intends" or "expects". The forward-looking statements contained and incorporated by reference in this Prospectus are generally located in the material set forth under the headings "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" but may be found in other locations as well. These forward-looking statements relate to the plans and objectives of the Company for future operations. In light of the risks and uncertainties inherent in all future projections, including but not limited to those set forth under the heading "Risk Factors", the inclusion of the forward-looking statements in this Prospectus should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including in particular unanticipated fluctuation in demand for the Company's products which are sold in markets subject to severe cyclicality. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this Prospectus.
   The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                 DIVIDEND POLICY

        The declaration of dividends is within the discretion of the Company's Board of Directors. The Company has not paid a dividend on its Common Stock since 1987. The Company currently intends to retain all of its earnings from periods following the Offering to finance its operations and future growth and, accordingly, does not expect to pay any dividends for the foreseeable future. The Board of Directors will review this dividend policy from time to time in light of the conditions then existing, including the Company's financial condition, results of operations, capital requirements, restrictions (if any) contained in financing or other agreements binding upon the Company, and such other factors as the Board of Directors deems relevant. The Company's senior credit facility currently prohibits the payment of dividends.

                                 USE OF PROCEEDS

        The proceeds to the Company from the sale of shares of Common Stock by the Company are estimated to be approximately $35 million (net of underwriting discounts and estimated expenses payable by the Company and assuming an offering price per share of $16.50, the midpoint of the range set forth on the cover page of this Prospectus). The net proceeds from the sale of shares by the Company will be used primarily (i) to repay all of the Company's senior subordinated secured notes, due in February 2000, $11 million aggregate principal amount of which was outstanding at September 30, 1997, and which bear interest at the rate of 12% per year,
   (ii) to repay a portion of outstanding indebtedness under the Company's current senior credit facility, and (iii) to make contributions in the amount of approximately $15 million to certain pension plans to reduce their underfunded status. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pensions". Some of these uses of proceeds will require the consent of the Company's lender under the senior credit facility, which consent is anticipated prior to the date of the Offering. Any remaining funds will be used for general corporate purposes, which may include one or more strategic business acquisitions. See "Business--Business Strategy". The Company currently has no plans or agreements with respect to specific acquisitions. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders".

                             MARKET FOR COMMON STOCK

        Prior to the Offering, limited trading of Common Stock has occurred in the over-the-counter market. The Common Stock has not previously been registered under either the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor is such stock listed on any exchange or on Nasdaq. The Company has been informed that three market-makers in the Common Stock regularly publish bid quotations.

        The following table sets forth, for the fiscal periods indicated, the high and low bid prices for the Common Stock in the over-the-counter market as reported on the OTC Electronic Bulletin Board. Such quotations have been adjusted to reflect the 1 for 6 reverse split of the Common Stock and reflect inter-dealer bid prices, without retail mark-up, mark-down or commission, and do not necessarily represent actual transactions.

                                        Bid Price
                                     High         Low

    1996
         First Quarter  . . . . .    $ 4.50     $ 3.90
         Second Quarter . . . . .     11.40       3.90
         Third Quarter  . . . . .     11.40       8.70
         Fourth Quarter . . . . .     12.00       9.60
    1997
         First Quarter  . . . . .     12.60       9.90
         Second Quarter . . . . .     13.50       9.90
         Third Quarter  . . . . .     22.80      12.60

        On December 15, 1997, the last reported sale price of the Common Stock, as reported on the OTC Electronic Bulletin Board was $18.00 per share. As of December 8, 1997, there were approximately 100 record holders of the Common Stock.

        Application will be made to have the Common Stock quoted on the Nasdaq National Market under the symbol "LDSH". There can be no assurance that an active market for the Common Stock will develop or, if developed, will continue. See "Risk Factors--Limited Prior Market for Common Stock; Possible Volatility of Common Stock Price and the Securities Markets" and "Underwriting".

                                    DILUTION

        At September 30, 1997, the Company had a net tangible book value of $6.5 million (assuming exercise of all warrants as described below) or $.50 per share of Common Stock. Net tangible book value per share is determined by dividing the Company's tangible net book value (total tangible assets less total liabilities) by the total number of shares of Common Stock outstanding. After giving effect to the sale of the 2,336,000 shares offered by the Company hereby, at an assumed initial offering price of $16.50 per share (the midpoint of the range set forth on the cover page of the Prospectus), and deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company, the net tangible book value of the Company at September 30, 1997 would have been approximately $41.8 million, or $2.76 per share. This represents an immediate increase in net tangible book value of $2.26 per share to the existing shareholders and an immediate dilution in net tangible book value of $13.74 per share to new investors purchasing Common Stock in the Offering. The following table illustrates this dilution on a per share basis:

    Assumed initial public offering price per share . . .  $16.50

       Net tangible book value per share,
         without giving effect to the
         Offering . . . . . . . . . . . . .   $ .50
       Increase in net tangible book value
         per share attributable to new
         investors  . . . . . . . . . . . .    2.26
                                               ----

    Net tangible book value per share after the Offering     2.76
                                                           ------

    Dilution per share to new investors . . . . . . . . .  $13.74
                                                           ======


        The following table sets forth the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the Company's existing shareholders and to be paid by new investors in the Offering (assuming an initial public offering price of $16.50 per share, the midpoint of the range set forth on the cover page of this Prospectus) and before deduction of estimated underwriting discounts and commissions:


                               Shares of
                             Common Stock              Total           Average
                               Purchased           Consideration        Price
                                                                         Per
                            Number   Percent    Amount      Percent      Share

 Existing
   shareholders(1) . . . 12,805,239    84.6%  $44,511,000(2)   53.6%    $ 3.48

 New investors(1)  . . .  2,336,000    15.4%   38,544,000      46.4      16.50
                         ----------   -----    ----------     -----
      Total  . . . . . . 15,141,239   100.0%  $83,055,000     100.0%
                         ==========   =====    ==========     =====

   _______________

   (1) Sales by the Selling Shareholders in the Offering will reduce the number of shares held by existing shareholders to 11,791,239 or approximately 77.9% of the total number of shares of Common Stock outstanding after the Offering, and will increase the number of shares held by new investors to 3,350,000 or approximately 22.1% of the total number of shares of Common Stock outstanding after the Offering.

   (2) Amount represents the fair value of the Company's net assets as of the financial reorganization, plus all consideration received for subsequent stock issuances.

        The foregoing tables assume exercise of all 7,608,932 outstanding warrants to purchase Common Stock at an exercise price of $1.20 per share, but no exercise of outstanding options and no exercise of any options that may be granted under the Incentive Plan. See "Executive Compensation-- Incentive Stock Option Plan". At September 30, 1997, there were outstanding options to purchase 929,521 shares of Common Stock at a weighted average exercise price of $11.34 per share. Based on the pro forma net tangible book value of $2.76 per share after the Offering and the assumed initial public offering price of $16.50 per share, dilution to new investors would be $13.25 per share if all of the outstanding options were exercised.

                                 CAPITALIZATION

        The following table sets forth the consolidated capitalization of the Company as of September 30, 1997, and as adjusted to reflect the sale of 2,336,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $16.50 per share, the mid-point of the range set forth on the cover page of this Prospectus) and the application of the proceeds therefrom, net of estimated underwriting discounts and expenses of the Offering. See "Use of Proceeds". This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and the Notes thereto, included elsewhere in this Prospectus.

                                                 As of September 30, 1997
                                                                      As
                                                    Actual         Adjusted(1)

                                                   (Dollars in thousands)
    Credit Agreement, including
      current portion . . . . . . . . . . . . .  $ 21,220        $ 11,939(2)

    Notes payable, including current
      portion . . . . . . . . . . . . . . . . .     1,000           1,000
    Subordinated debt . . . . . . . . . . . . .    11,015              --

    Stockholders' equity:

      Common Stock, $0.01 par value,
        100,000,000 shares authorized,
        5,196,307 actual shares issued
        and outstanding, and 7,532,307
        shares issued and outstanding,
        as adjusted (3) . . . . . . . . . . . .        52              75
      Additional paid in capital  . . . . . . .    36,506          71,779

      Accumulated deficit . . . . . . . . . . .   (37,974)        (37,974)
                                                 --------         -------

         Total stockholders' equity . . . . . .    (1,416)         33,880
                                                 --------         -------

         Total capitalization . . . . . . . . .  $ 31,819         $46,819
                                                 ========         =======

   ____________________
   (1) Does not reflect the contribution of approximately $15 million of net proceeds to certain pension plans to reduce their underfunded status. See "Use of Proceeds."
   (2) The Company may borrow approximately another $38 million under this facility.
   (3) Does not include 7,608,932 shares reserved against the exercise of warrants.

                   PRO FORMA CONSOLIDATED STATEMENTS OF INCOME


        The following Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 1996 and for the nine months ended September 30, 1997 have been prepared to reflect the following transactions as if such transactions occurred on January 1, 1996: (i) the June 16, 1997 acquisition of Stowe, and (ii) the Offering and the application of the estimated net proceeds to the Company from the Offering to repay certain indebtedness and fund certain pension obligations.

        The pro forma information set forth below is unaudited and not necessarily indicative of the results that would actually have occurred if the transactions had been consummated as of such dates or results that may be attained in the future.

        The pro forma adjustments, as described in the Notes to the Unaudited Pro Forma Consolidated Statements of Income, are based upon available information and upon certain assumptions that the Company believes are reasonable. The Unaudited Pro Forma Consolidated Information should be read in conjunction with the "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's Consolidated Financial Statements and related notes included elsewhere herein.

                                       Stowe
                                     Adjustments    Offering
                         Historical      (1)      Adjustments    Pro Forma
    Nine months ended
      September 30,
      1997                              (Dollars in thousands)

      Net sales         $ 157,072     $  3,703     $  -         $ 160,775
      Cost of sales       134,055        3,037     (1,041)(2)     136,051
                          -------      -------     ------        --------
      Gross profit         23,017          666      1,041          24,724

      Selling, general
       & administrative
       expenses             5,607          279       -              5,886
                          -------      -------    -------        --------
      Income from
       operations          17,410          387      1,041          18,838

      Interest expense      2,659          590     (1,369)(3)       1,880

      Other (income),
       net                   (143)           -       -               (143)
                          -------      -------    -------        --------
      Income (loss)        14,894         (203)     2,410          17,101

      Provision
       (credit) for
       income taxes         1,132          (15)       183(4)        1,300
                          -------      -------    -------         -------
      Net income (loss)  $ 13,762     $   (188)  $  2,227        $ 15,801
                          =======      =======    =======         =======

    Year Ended
     December 31, 1996

      Net sales         $162,002       $7,888      $    -        $169,890
      Cost of sales      149,637        6,432      (1,388)(2)     154,681
                         -------       ------      ------         -------
      Gross profit        12,365        1,456       1,388          15,209

      Selling, general
       & administrative
       expenses            6,556          469           -           7,025
                         -------       ------      ------         -------
      Income from
       operations          5,809          987       1,388           8,184

      Interest expense     3,703          914      (1,671)(3)       2,946

      Other (income),        (29)           -           -             (29)
                         -------       ------     -------          ------
      Income before
       income taxes        2,135           73       3,059           5,267

      Provision for
       income taxes            -           32           -              32

      Net income         $ 2,135     $     41     $ 3,059         $ 5,235
                         =======      =======     =======         =======


   (1) Reflects the historical results of operations of Stowe, adjusted for 1996 and for the period from January 1997 through the acquisition date as follows:

                                            1996          1997

      Additional depreciation expense       $ 260       $ 119
      Elimination of employment costs of
        former owners                        (334)         (5)
      Additional interest expense             470         386
      Amortization of goodwill                 43          21

   (2) Reflects the reduction of pension expense due to the additional funding of $15,000 to be contributed from the proceeds of the Offering.

   (3) Reflects the reduction of interest expense based on the repayment of the Subordinated Notes and a portion of the indebtedness under the Credit Agreement from the proceeds of the Offering.

   (4)  Reflects the pro forma tax effects of all adjustments.


                             SELECTED FINANCIAL DATA

        The following table sets forth certain historical financial data for fiscal years (or periods) 1992 through 1996, and the nine-month periods ended September 30, 1996 and 1997. The historical financial data for the years ended December 31, 1994, 1995 and 1996 were derived from the audited financial statements included elsewhere herein. The historical financial data for the periods ended December 31 and April 30, 1993 and the year ended December 31, 1992 were derived from the audited financial statements of the Company not included herein. The historical financial data for the nine-month periods ended September 30, 1996 and 1997 have not been audited. The Company's Industrial Products Division, which was sold during 1997, has been treated as a discontinued operation and its results of operations are excluded from the table.

        In the opinion of management, the historical financial data for the nine-month periods ending September 30, 1996 and 1997 include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The historical financial data are not necessarily indicative of the results of operations for any future period. Furthermore, the results of operations for the nine-month periods ended September 30, 1996 and 1997 should not be regarded as indicative of the results that may be expected for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                            Year Ended                                                                      Nine Months Ended
                           December 31,         Periods From               Years Ended December 31,           September 30,
                                          January 1 to    May 1 to
                                           April 30,    December 31,
                               1992        1993(1)(2)      1993(1)       1994       1995        1996        1996        1997
                                                                   (Dollars in thousands, except earnings per share)

    Results of
      Operations:

     Net sales               $148,701       $ 54,261     $ 86,628     $121,803   $115,738    $162,002    $124,068     $157,072
     Cost of sales            164,338         57,145       88,843      130,537    128,351     149,637     114,154      134,055
                             --------       --------     --------     --------   --------     -------     -------     --------
     Gross profit (loss)      (15,637)        (2,884)      (2,215)      (8,734)   (12,613)     12,365       9,914       23,017
     Selling, general &
       administrative
       expenses                 8,623          2,644        5,212        5,966      6,139       6,556       4,888        5,607
     Restructuring
       charges                  2,250          2,115           --           --         --          --          --           --
                             --------       --------     --------     --------   --------     -------     -------     --------
     Income (loss) from
       operations             (26,510)        (7,643)      (7,427)     (14,700)   (18,752)      5,809       5,026       17,410
     Interest expense          13,548          3,314        1,528        2,466      3,339       3,703       2,870        2,659
     Other income
       (expense), net          (1,385)           (32)          (4)         138        (55)         29           7          143
                             --------       --------     --------     --------   --------     -------     -------     --------
     Income (loss) from
       operations
       before provision
       for income
       taxes &
       cumulative items       (41,443)       (10,989)      (8,959)     (17,028)   (22,146)      2,135       2,163       14,894
     Reorganization
       credit                      --         15,703           --           --         --          --          --           --
     Provision (credit)
       for income taxes          (992)            --           --           --         --          --          --        1,132
                             --------       --------     --------     --------   --------     -------     -------     --------
     Net income (loss)
       from continuing
       operations            $(40,451)      $  4,714    $  (8,959)    $(17,028)  $(22,146)  $   2,135    $  2,163    $  13,762
                             ========       ========     ========     ========   ========     =======     =======     ========
     Earnings per share
       from continuing
       operations(3)             N/A            N/A          N/A        $(3.39)    $(4.40)      $0.20       $0.21        $1.09

    Operating Data:

     EBITDA(4)               $(18,144)       $(4,096)     $(1,742)     $(5,837)   $(9,899)    $14,974     $11,963      $24,931
     Capital
       expenditures             5,598            965        3,181        2,549      2,865       4,997       2,747        6,255
     Depreciation
       expense                  9,751          3,579        5,689        8,725      8,908       9,136       6,930        7,365

    Balance Sheet (end of period)

     Total assets            $188,515       $208,815     $182,235     $164,347   $164,696    $170,270    $182,623     $171,092
     Total debt               148,493         39,200       29,108       31,665     43,932      51,848      48,516       33,235
     Stockholders'
       equity (deficit)      (103,244)        35,180       27,904       11,141     (9,751)    (16,287)     (7,331)      (1,416)

    Backlog(5)               $254,480       $236,901     $109,935     $100,648   $150,493    $233,730    $216,811     $277,712

   _______________

   (1) As a result of the Company's emergence from Chapter 11 bankruptcy proceedings, the Company adopted "fresh start" accounting on April
        30, 1993. As a result of the application of "fresh start" accounting, the financial condition and results of operations of the Company for the dates and periods subsequent to April 30, 1993 are not comparable to those prior to May 1, 1993.

   (2) The results of operations for the period from January 1 to April 30, 1993 do not include a $95,518 extraordinary gain on the forgiveness of indebtedness and related interest thereon.

   (3)  Calculated in accordance with Note 14 to Financial Statements.  The
        EPS would not be meaningful for the year ended December 31, 1992 or the periods ended April 30, 1993 and December 31, 1993 due to changes in the Company's capital structure following the restructuring and change of ownership.

   (4) EBITDA from continuing operations for any relevant period presented above represents net income (loss) from continuing operations, plus income taxes and interest expense, plus depreciation and amortization of goodwill and other intangibles. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements.
        EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. See the Company's Financial Statements and the related notes thereto appearing elsewhere herein.

   (5) Backlog represents unfilled purchase orders received by the Company as of the end of each period.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Overview

        Substantially all of the Company's revenue is generated from the jet engine, aerospace and general industrial markets. Approximately 53%, 59%, 67% and 73% of the Company's revenues during 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively, was derived from the jet engine industry, an industry that is cyclical in nature and subject to changes based on general economic conditions, airline profitability and government spending. During the period from 1992 through 1994, the Company experienced a significant deterioration in its core forging business. The economic recession combined with an unprecedented decline in air traffic in 1992 led to a prolonged downturn in the jet engine and aerospace markets which adversely impacted the Company's performance. Additionally, a reduction by the U.S. government in military spending and reductions in the NASA budget compounded the effects of the downturn in the jet engine and aerospace markets.

        Beginning in 1995, the Company implemented a program to reduce overhead costs, improve worker productivity, shorten production cycle times and rationalize product mix. This program has resulted in improved operating margins and a lower break-even point. Over the same time period, the market for forged components strengthened due primarily to increased demand from the commercial airline industry. This resurgence in demand, which the Company believes is attributable to a number of factors affecting airlines in the U.S. and throughout the world, has resulted in strong revenue growth for the Company. The Company recorded net sales of $162 million and net income of $2.1 million from continuing operations in 1996, and net sales of $157 million and net income of $13.8 million from continuing operations in the first nine months of 1997.

        The Company's sales are not subject to significant seasonal fluctuations. However, production and resulting sales are subject to the number of "working days" in any given period, with the fourth quarter containing more holidays than each of the first three quarters of the year. Therefore, results for various periods may vary materially due to the number of working days available in any period, with the fourth quarter results typically lower than the first three periods in any given year.

   Recent Events

        On May 30, 1997, the Company sold substantially all of the assets, and transferred a portion of the liabilities, of its Industrial Products Division ("IPD") to a subsidiary of Trinity Industries, Inc. As a part of the consideration for the transaction, the Company received approximately $36.5 million in cash proceeds. The Company elected to dispose of IPD in order to better focus on its core forging business for the jet engine, commercial and general industrial markets. IPD had been primarily focused on the production of commodity fitting and flange products. The proceeds from the sale were used to repay approximately $12 million of outstanding senior debt, fund working capital requirements, and finance $8.5 million of the Stowe acquisition and a portion will be applied to reduce the level of the Company's unfunded pension liability. IPD has been treated as a discontinued operation and its results of operations are excluded from those of the continuing operations in the accompanying financial statements. See Note 13 to Financial Statements.

        In June 1997, the Company acquired the assets and assumed certain of the liabilities of Stowe. The acquisition price for Stowe was approximately $9.5 million. Located in Windsor, Connecticut, Stowe provides finish machining services for jet engine components. With a customer list which mirrors that of Ladish, Stowe provides Ladish with the ability to integrate vertically and offer further value-added services to its core markets. See Note 15 to Financial Statements.

   Results of Operations

        The following table sets forth for the periods indicated certain income statement data from continuing operations of the Company expressed as a percentage of net sales.

                                          Year Ended December 31,         Nine Months Ended September 30,
                                        1994         1995        1996             1996            1997

    Net sales                           100.0%       100.0%      100.0%           100.0%          100.0%

    Cost of sales                       107.2        110.9        92.4             92.0            85.3
                                        -----        -----       -----            -----           -----
    Gross profit (loss)                  (7.2)       (10.9)        7.6              8.0            14.7

    Selling, general &
      administrative expenses             4.9          5.3         4.0              3.9             3.6
                                        -----        -----       -----            -----           -----

    Income (loss) from operations       (12.1)       (16.2)        3.6              4.1            11.1

    Interest expense                      1.9          2.9         2.3              2.4             1.6
                                        -----        -----       -----            -----           -----

    Income (loss) from continuing
      operations before provision
      for income taxes                  (14.0)       (19.1)        1.3              1.7             9.5
    Provision for income taxes            0.0          0.0         0.0              0.0             0.7
                                        -----        -----       -----            -----           -----

    Net income (loss) from
      continuing operations             (14.0)%      (19.1)%       1.3%             1.7%            8.8%
                                        =====        =====       =====            =====           =====


        Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

        Net sales for the nine months ended September 30, 1997 were $157.1 million compared to $124.1 million for the comparable period in 1996, an increase of 27%. The increase in sales in the first nine months of 1997 was largely the result of a continued resurgence in the jet engine market with steady volume in the aerospace and general industrial markets.
   Ladish also benefitted in the first nine months of 1997 as a result of increased sales and improved pricing due to significant improvement in on-time deliveries and manufacturing productivity. Gross profit increased by 132% in the 1997 period due to improved operating efficiencies, greater absorption of fixed costs by higher sales volumes and improved pricing in the commercial aerospace industry.

        Selling, general and administrative expenses, as a percentage of sales, were 3.6% for the nine months ended September 30, 1997 compared to 3.9% for the comparable period in 1996. This reduced percentage, which resulted primarily from the increase in sales, occurred even though foreign sales, which involve greater commission expense than domestic sales, increased from 39% of net sales in the 1996 period to 42% in the 1997 period.

        Interest expense for the nine months ended September 30, 1997 was $2.7 million compared to $2.9 million for the nine months ended September 30, 1996, a decrease of 7%. The decrease in interest expense was attributable to lower loan balances of senior debt along with reduced interest rates. Approximately $0.9 million of the interest expense in the first nine months of 1997 and $0.8 million in the first nine months of 1996 was attributable to non-cash payment-in-kind ("PIK") payments on certain Subordinated Notes issued in late 1995 and early 1996. See "-- Liquidity and Capital Resources". As of September 30, 1997, the Company's senior debt had an effective interest rate equal to the commercial paper rate plus 2.0% per annum (reduced from 2.5% as of December 31, 1996). Effective interest rates averaged 8.4% during the nine months ended September 30, 1997 compared to 10.3% during the same period of 1996.

        The Company's income before taxes increased from $2.2 million in the first nine months of 1996 to $14.9 million in the first nine months of 1997, due principally to the substantial increase in net sales.

        The $1.1 million provision for taxes for the nine-month period ending September 30, 1997 represented a non-cash accounting charge. The use of pre-restructuring NOLs requires the Company to record a tax provision and to reflect the offset as an addition to paid-in capital. The Company intends to continue to use its NOLs in the future to reduce actual payment of federal income taxes. The future use of the NOLs is subject to certain statutory restrictions. See "--Liquidity and Capital Resources--Net Operating Loss Carryforwards".

        Contract backlog at September 30, 1997 was $278 million, compared to $217 million at September 30, 1996, an increase of 28%, due primarily to an increase in orders.

        Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

        The year 1996 represented a turn-around year for the Company as sales increased 40%, to $162 million from $115.7 million in 1995 and operating earnings returned to a positive position for the first time in five years. The return to profitability was attributable to a significant increase in sales to the jet engine market, a better product mix and improved operating efficiencies throughout the Company. Gross profit increased by $25 million in 1996 over 1995 due to the increased volume of business in the jet engine market, internal improvements accelerating the movement of product and pricing increases associated with improved product mix and selection.

        In 1996, selling, general and administrative expenses dropped to 4.0% of sales from 5.3% in 1995. This reduction reflected improved cost controls within the Company and an increased level of sales.

        Interest expense for 1996 was $3.7 million compared to $3.3 million in 1995, due to higher levels of indebtedness resulting from increased demands for working capital in 1996. Approximately $1.0 million of the interest expense in 1996 was attributable to non-cash PIK payments on the Subordinated Notes. Effective interest rates averaged 9.9% during 1996 compared with 11.1% during 1995.

        The Company's income before taxes increased from a $22.1 million loss in 1995 to earnings of $2.1 million in 1996. This turnaround was attributable principally to the increase in net sales, allowing fuller absorption of the Company's fixed costs.

        Contract backlog at December 31, 1996 was $234 million, compared to $150 million at December 31, 1995, an increase of 56%, due primarily to an increase in orders.

        Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

        Net sales for 1995 were $115.7 million compared to $121.8 million for 1994, a decrease of 5%. However, 1994 sales had the benefit of approximately $11 million of contract settlement payments for a NASA program terminated in the fourth quarter of 1993. Operations for the first half of 1995 were similar to 1994. In the second half of the year, however, the Company experienced a considerable improvement in operating results over the prior year after excluding the contract settlement from the prior year. This improvement resulted from an overall increase in demand in the jet engine and aerospace markets. For the six-month period from July through December 1995, sales were $57.7 million, up 12.7% over the $51.2 million of sales during the same period of the prior year.
   Gross profit (loss) for the same six-month period showed an improvement, from $(8.1) million in 1994 to $(4.7) million in 1995. Income in 1995 includes $1.6 million received in the settlement of litigation with a former owner of the Company. Customer orders exceeded shipments during every month in 1995.

        Selling, general and administrative expenses increased to 5.3% of sales in 1995 from 4.9% in 1994, primarily due to increased consulting services and commissions and other expenses related to international shipments.

        Interest expense for 1995 was $3.3 million compared to $2.5 million in 1994, due to higher loan balances during 1995 and higher average interest rates. Average loan balances on senior debt were $38.1 million in 1995 versus $32.2 million in 1994. Effective interest rates averaged 11.1% during 1995 compared with 9.5% during 1994.

        The Company's pretax loss increased from $17.0 million in 1994 to $22.1 million in 1995, due principally to a contract settlement received by the Company in 1994.

        The Company's contract backlog at December 31, 1995 was approximately $150 million, compared to $101 million at December 31, 1994, an increase of 49%, due primarily to an increase in orders.

   Liquidity and Capital Resources

        In July 1995, the Company entered into a credit agreement (the "Credit Agreement") with General Electric Capital Corporation which expires on June 30, 2000. The Credit Agreement currently consists of two facilities: (i) a $45 million revolving line of credit (the "Revolving Credit Facility") and (ii) an $8 million term loan (the "Term Loan"). All of the Company's assets have been pledged to secure borrowings under the Credit Agreement. An affiliated party of the senior lender is also a significant customer of the Company.

        Borrowings under the Revolving Credit Facility bear interest at a rate equal to the commercial paper rate plus 2.0% per annum (reduced from 2.5% as of December 31, 1996). Availability under the Revolving Credit Facility is subject to a borrowing base limitation which is calculated based upon eligible accounts receivable and inventories reduced by the amount of any letters of credit. At September 30, 1997, approximately $24 million was available and undrawn under the Revolving Credit Facility.

        The Term Loan is payable in 16 consecutive quarterly installments which commenced on September 30, 1996. The first four quarterly installments were $375,000 each, the next eight installments are $500,000 each beginning September 30, 1997, and the last four installments are $625,000 each, with the first installment due on September 30, 1999 and the last installment due on June 30, 2000. Borrowings under the Term Loan bear interest at a rate equal to the commercial paper rate plus 2.0% per annum. The Company may, at any time, prepay the outstanding balance of the Term Loan, in whole or in part, subject to a prepayment fee of 1% of the outstanding balance (or in the case of a partial prepayment, of the amount prepaid) if the Term Loan is prepaid on or before July 1, 1999.
   The balance of the Term Loan as of September 30, 1997 was $6.0 million.

        The Credit Agreement contains certain covenants, including, but not limited to, restrictions on the incurrence of additional indebtedness and operations and capital expenditures. In addition, the Company is required to maintain an interest coverage ratio of 1.5 to 1 for 1997 and 2.0 to 1 thereafter and to maintain a fixed charge coverage ratio of 1.0 to 1. At September 30, 1997, the Company was in compliance with all covenants under the Credit Agreement and believes that it will remain in compliance with such covenants for the foreseeable future.

        Transaction fees incurred in connection with the Credit Agreement were approximately $1.1 million, $645,000 of which was refunded to the Company as a result of its offering of Subordinated Notes in December 1995 and February 1996. In addition, the Company is required to pay an unused facility fee of 0.25% per annum on the average daily unused balance.

        In December 1995, the Company issued a total of $4.0 million of its 12% senior subordinated secured notes due December 22, 2000 (the "Subordinated Notes") to ING and Grace. In February 1996, the Company completed a second offering of Subordinated Notes when it issued an additional $5.3 million of Subordinated Notes to ING, Grace and certain other stockholders. The Subordinated Notes bear interest at a rate of 12% per annum, are due in December 2000 and include detachable ten-year warrants to purchase an aggregate of 7,775,722 shares of Common Stock at an exercise price of $1.20 per share. Interest on the Subordinated Notes is payable quarterly in the form of additional Subordinated Notes. The Subordinated Notes are secured by a second security interest in substantially all of the Company's assets, and are subordinated to indebtedness under the Credit Agreement. The Subordinated Notes include a number of affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of indebtedness junior to obligations under the Credit Agreement and senior to the Subordinated Notes. Upon a change in control of the Company, the Company is required to redeem the outstanding Subordinated Notes at a price equal to the outstanding principal amount plus accrued and unpaid interest. At September 30, 1997 the Company was in compliance with all covenants under the Subordinated Notes. Proceeds from the sale of the Subordinated Notes were used to fund working capital requirements associated with an increase in customer orders. See Note 3 to Financial Statements.

        Due to the significant increase in the Company's shipments and backlog, accounts receivable increased to $33.1 million at September 30, 1997 from $21.8 million at December 31, 1996. During the same period, the Company's inventories increased from $36.0 million to $48.5 million. Ladish funded this growth in working capital through internally generated cash and a portion of the proceeds from the sale of IPD.

        Capital expenditures for the first nine months of 1997 were $6.3 million versus $2.7 million for the same period in 1996. For all of 1997, Ladish anticipates its capital expenditures will increase to approximately $9.5 million, which will reflect the efforts of the Company to reinvest and improve its operations. For 1998, Ladish anticipates increasing its capital investment level to approximately $12.0 million. In addition, a portion of the proceeds of the Offering may be used to improve and expand the Company's operations. See "Use of Proceeds".

        Net Operating Loss Carryforwards

        At January 1, 1997, the Company had approximately $73.1 million of net operating loss carryforwards ("NOLs") for federal income tax purposes, of which approximately $24.2 million are restricted due to the 1993 change of ownership of the Company. To the extent that the Company generates taxable income, these NOLs will reduce the federal income taxes of the Company in future years, and therefore increase its after-tax cash flow. Under Section 382 of the Code, certain restrictions on the utilization of NOLs or credit carryforwards will apply in the event of an ownership change of a corporation entitled to use such carryforwards. Such an ownership change occurs when there is a change in the ownership of the stock of such corporation of more than 50 percentage points over a period of not more than three years. Those restrictions, if applicable, would permit the utilization of only a specified portion of the NOLs in any taxable year following the ownership change.

        It is likely that the sale of Common Stock pursuant to the Offering, combined with sales of Common Stock by the Company's shareholders during the past two years, will cause an ownership change of the Company (within the meaning of Section 382 of the Code). If such an ownership change occurs, the ability of the Company to fully utilize the NOLs could be adversely affected, depending on factors such as the time at which the ownership change occurs, the equity value of the Company at the time of such ownership change, prevailing interest rates at the time of such change, the ability of the Company to generate income to utilize the NOLs both before and after the ownership change and the realization of any built-in gains. Based on the limitations noted above, and the Company's recent history of losses, the Company has recorded a valuation allowance against the entire amount of these NOLs. The Company will continue to evaluate the ultimate realizability of the NOLs in the future. See Note 7 to Financial Statements.

        Pensions

        On June 17, 1996, the Company and the Pension Benefit Guarantee Corporation (the "PBGC") entered into a Payment and Security Agreement (the "PBGC Agreement") whereby the Company was able to defer the immediate payment of the minimum funding for plan year 1995 for certain of the Company's defined benefit pension plans. The PBGC Agreement also granted a third lien to the PBGC on certain of the Company's physical assets in Wisconsin.

        The Company and the PBGC entered into an Amended Payment and Security Agreement on October 14, 1997 (the "Amended PBGC Agreement"). Pursuant to the Amended PBGC Agreement, the Company has agreed to increase the funding of six underfunded pension plans by an aggregate of approximately $18 million. Of this amount, the Company has discharged $4 million through a cash contribution, and intends to discharge approximately another $4 million through the merger into the underfunded plans of certain overfunded plans. The remaining $10 million will be contributed prior to the end of 1997 from the proceeds from the sale of IPD. The PBGC has agreed that the above increases in the funding levels for those plans will satisfy the Company's funding obligation for plan years 1995-1997 and will satisfy the Company's obligation under the PBGC Agreement which will in turn obligate the PBGC to release its third lien on the Company's physical assets in Wisconsin.

        In addition to the amounts specified above and the $15 million of proceeds from the Offering which the Company intends to contribute to the underfunded plans, the Company intends to make cash contributions into the pension trust for the underfunded plans of approximately $7.4 million in 1998 and $7.8 million in 1999.

        Impact of Inflation

        The Company's operating income is affected by changes in price levels and in particular pricing from its raw material suppliers. The Company's contracts with customers generally provide for fixed prices with limited protection against cost increases. Gross margins, therefore, are affected by supplier price changes during the duration of its customer contracts. The Company attempts to minimize its risk by entering into fixed price contracts with its raw material suppliers.

                                    BUSINESS

   General

        Ladish Co., Inc. ("Ladish" or the "Company") is a leading producer of highly engineered, technically advanced components for the jet engine, aerospace and general industrial markets.

        Ladish engineers, produces and markets high-strength, high-technology forged and formed metal components for a wide variety of load-bearing and fatigue-resisting applications in the jet engine, aerospace and industrial markets. The Company has been engaged in producing parts for aircraft engines and other military, aerospace and general industrial applications for over 50 years. Products developed by Ladish include (i) rotating jet engine parts, such as fan, compressor and turbine discs, and jet engine casings, (ii) other aerospace products, including structural aircraft components, landing gear components, flap tracks, helicopter rotor parts and shafts and large missile components and (iii) general industrial forgings such as large crankshafts for power generation equipment. These products require a high degree of engineering skill and technical expertise and are generally manufactured from titanium, high-temperature alloys, steel or aluminum. Components for such rigorous applications often necessitate manufacture through forging, which yields a seamless product with a high strength-to-weight ratio relative to castings. Principal customers include all of the major jet engine manufacturers, as well as both commercial and government aircraft and satellite manufacturers, power plants and manufacturers of farm and heavy-duty off-road equipment. For the nine months ended September 30, 1997, approximately 89% of the Company's sales were to the aerospace industry.

   History

        The Ladish forge shop was founded in 1905. For the next 75 years, Ladish Co. continued to grow its operations under the control of the Ladish family. During this period, Ladish Co. supplied forged products to virtually every industry, including the aerospace industry beginning in the 1930s, and became a leader within the commercial and military aerospace industry for forged products and material application.

        Beginning in 1981, Ladish Co. experienced a series of ownership changes. The Company was incorporated as the successor to Ladish Co. in connection with one of these transactions. From 1991 until the middle of 1995, the aerospace industry experienced a severe cyclical downturn. This decline resulted from a combination of reduced demand from the commercial airline industry, which was suffering from weak passenger revenues and overcapacity, and reduced military budgets as a result of the end of the Cold War. At the same time, the Company faced substantial debt service on $110 million of subordinated debentures issued in connection with a 1987 leveraged buyout. In February 1993, the Company filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Under this "pre-packaged" plan, the subordinated debentures were converted to equity; no other class of creditor was affected. The plan was confirmed and the Company emerged from reorganization in April 1993.

        Since late 1995, demand for forged components has strengthened, primarily due to increased demand from the commercial aerospace industry. The Company believes the principal reasons for the recent improvement in new aircraft orders include increased demand for air travel in Asia, the recent improved profitability of U.S. commercial airlines, and U.S. Environmental Protection Agency rules requiring airlines to reduce noise, which, in turn, have prompted airlines to modernize their fleets. Accordingly, airlines have been retrofitting existing aircraft or purchasing new jet engines.

        In addition to the favorable trends in commercial aviation discussed above, world airframe manufacturers are seeking to improve the affordability and efficiency of their products by reducing the number of engines on airplanes. Newer engines, therefore, must be bigger and run faster and at higher temperatures, which in turn has increased demand for components that are structurally larger and more metallurgically complex. The Company believes that it is well positioned to capitalize on the current upturn in the commercial aerospace industry in wide-body aircraft as well as regional and business jets. The Company believes that the combination of its unique equipment, metallurgical expertise and leading-edge computer process modeling of forging, heat treating and machining operations, together with its industry-recognized core competencies in large and complex forgings, will enable the Company to compete effectively for this demand.

   Business Strategy

        The Company's goal is to generate profitable growth and to enhance shareholder value by capitalizing on Ladish's reputation for quality and value and its unique manufacturing equipment. To accomplish this goal, management intends to continue pursuing the following business strategies:

        Maximize Benefits from Industry Upturn

        Ladish intends to capitalize on the current upturn in the aerospace industry by continuing to manufacture components that meet the demand by airframe manufacturers for stronger, larger and more metallurgically complex parts. The Company believes that it is well positioned to benefit from the reduction in excess capacity in the U.S. airline industry, the other trends in the commercial aerospace industry and the corresponding increase in demand for new aircraft and parts.

        Make Strategic Acquisitions

        As a part of the global consolidation of the aerospace industry, management believes there are numerous opportunities to grow and enhance the Company through strategic acquisitions. As an example of these opportunities, in June 1997, Ladish acquired substantially all of the assets and assumed a portion of the liabilities of Stowe. Located in Windsor, Connecticut, Stowe provides finish machining services and products to the jet engine industry. Operating Stowe will further Ladish's efforts to capitalize on the upturn in the jet engine industry through the value-added services provided by Stowe to the Company's existing customer base and the vertical integration opportunities offered through Stowe. With a customer list which mirrors that of Ladish, Stowe provides Ladish with the ability to integrate vertically and offer further value-added services to its core markets.

        Leverage Core Competencies into New Products and Markets

        The Company's growth strategy also includes continuing to identify new products and markets where it can become a leading supplier by using its core competencies in metallurgy, precision metal-working and the management of complex manufacturing processes. The Company has expanded its processing technology to alloys such as aluminum-lithium in order to compete for both solid and liquid fuel motor cases for future generations of launch vehicles such as the Expendable Extended Launch Vehicle ("EELV"). In addition, the Company's ability to shear-form various alloys has enabled it to develop technically advanced domes, rings and cylinders for launch vehicles and seamless titanium drums used to manufacture copper foil for use by the telecommunications industry. Ladish's metallurgical expertise, combined with the world's largest counterblow hammer, has enabled it to become the leading supplier of titanium hemispheres in the commercial satellite industry and large steel crankshafts in the power generation industry.

        Additionally, the Company believes that its manufacturing, engineering and technical expertise gives it the ability to develop and process next generation jet engine components for increased performance of high-temperature materials as well as to develop products for non-aerospace applications such as farm and heavy-duty off-road machinery.
   For example, the Company is currently producing the largest known crankshaft in a closed-die for use in the international power generation market.

        Enhance Market Access Through Customer Cooperation and Strategic
   Alliances

        Ladish intends to continue its long-standing practice of working closely with its customers and strategic participants in the forging industry. The Company works closely with customers by using its manufacturing and technical expertise to engineer, tool and manufacture new products according to customer specification. In exchange, the Company is often designated as the sole-source supplier by its customers for the life of the program. In addition, Ladish's well-respected research and development effort has enabled the Company to establish and maintain strong relationships with GE, Rolls-Royce PLC ("Rolls-Royce"), Pratt & Whitney, Lockheed Martin Corp. and the United States Air Force on a number of development projects, many of which are customer funded. Management believes that these projects position the Company to win early production contracts on new equipment.

        In addition to working closely with customers, Ladish has developed strategic alliances with other participants in the forging industry to take advantage of synergy opportunities. In September 1995, the Company entered into a joint venture with Weber Metals, Inc. ("Weber"), a subsidiary of German conglomerate Otto Fuchs Metallwerke KG, whereby the Company combines its engineering and metallurgical expertise with the capabilities of Weber's 38,000 ton hydraulic press. The product which results from the combination of the Company's technology with Weber's press frees up Company capacity, reduces manufacturing costs and gives the Company significantly improved access to high-temperature niches of the jet engine market.

        Improve Profitability Through Operating Efficiencies and Lower Costs

        Since mid-1995, the Company has significantly reduced overhead costs, improved worker productivity, shortened production cycle times and rationalized its product mix in order to improve operating margins and lower its break-even point. During this time, management has invested in new technologies, developed more efficient manufacturing processes and focused on selling higher value-added products. By reducing lot sizes, set-up times and process times throughout its facility, the Company has reduced its average cycle time by approximately 75% from 1994 to 1996. In addition, pieces per man-hour increased 11% in 1996 from 1995. Sales per employee have increased 11% from December 31, 1996 to September 30, 1997. As a result of the implementation of process improvement techniques coupled with applied synchronous manufacturing concepts, the Company has reduced its costs and improved product quality as measured by the reduction of rework and scrap. In addition, the Company is currently computerizing the operation of its hammers, which the Company believes will lead to additional operational efficiency and further improve the quality of its forgings. Ladish is also implementing cellular manufacturing techniques in an effort to further decrease production times and reduce costs.

        Focus on Core Business

        In the fourth quarter of 1996, the Company decided to focus its efforts on its core forging business and the markets it serves. Consequently, Ladish determined that IPD, with its commodity fitting and valve business, was not strategic to the future direction of the Company. In May 1997, the Company sold substantially all of the assets of IPD to a subsidiary of Trinity Industries, Inc. for cash consideration of $36.5 million and the assumption of certain liabilities. Ladish utilized the proceeds from the sale of IPD to reduce debt, fund the Stowe acquisition and fund a significant portion of its underfunded pension liability. The sale has also allowed management to focus its time and energy on the growth of the core business and to identify strategic acquisition opportunities such as Stowe.

   Products and Markets

        The Company markets its forging products primarily to manufacturers of jet engines, commercial business and defense aircraft, helicopters, satellites, heavy-duty off-road vehicles and industrial and marine turbines. The principal forging markets served by the Company are jet engine, commercial aerospace (defined by Ladish as satellite, rocket and aircraft components other than jet engines) and general industrial forgings. The amount of revenue and the revenue as a percentage of total revenue by market were as follows for the periods indicated:

                                          Years Ended December 31,                    Nine Months Ended September 30,

    (Dollars in millions)         1994              1995              1996               1996                 1997

    Jet Engine Forgings        $ 65     53%     $ 69      59%     $108      67%      $ 83       67%       $115       73%

    Aerospace Forgings           34     28        24      21        31      19         23       19          25       16

    General Industrial
      Forgings                   23     19        23      20        23      14         18       14          17       11
                               ----   ----      ----    ----      ----    ----       ----     ----        ----     ----
    Total                      $122    100%     $116     100%     $162     100%      $124      100%       $157      100%
                               ====   ====      ====    ====      ====    ====       ====     ====        ====     ====

        Jet Engine Forgings

        The Company is a market leader in manufacturing large, complex forged components for use in jet engines. Products include fan, compressor and turbine discs, shafts for large and small jet engines, and containment cases for larger jet engines. The Company manufactures a variety of jet engine forgings for virtually every active commercial and military jet engine program in existence today, including those of GE, Rolls-Royce, Pratt & Whitney and Allison.

        Because jet engines may produce in excess of 100,000 pounds of thrust and may subject components to temperatures exceeding 1,350 degrees Fahrenheit, producing components for such extreme conditions requires precision manufacturing and expertise with titanium, nickel-based superalloys and powder metallurgy alloys. In addition, rotating parts such as fan, compressor and turbine discs and shafts must be manufactured to precise quality specifications. These products all require forging, which imparts structural integrity into key engine parts and allows them to withstand high temperatures and stress. Further, newer jet engines are bigger, run hotter and spin faster. As this market shift continues, the demand for even larger forged components utilizing materials that must withstand ever-greater stress at higher operating temperatures is expected to grow. The Company believes it possesses the industry's largest isothermal press, shear forming machine, ring rolling machine and counterblow hammer. The Company believes combining these unique pieces of equipment with years of material process technology expertise and computer process modeling of the forging, heat treating, and machining operations positions the Company to compete effectively for parts for these newer engines. Furthermore, the Company's joint venture with Weber allows the Company to free up Company capacity and reduce manufacturing costs, while providing the Company access to a technically demanding niche of the jet engine market.

        Aerospace Forgings

        The Company manufactures products utilized in commercial and military aircraft (including both airplanes and helicopters), such as landing gear components, rotors, hubs, shafts and wing structurals and beams. Critical structural components must be strong, yet lightweight. Many of these forgings, therefore, are made from titanium and high-alloy steels. The Company believes that given its expertise in material process technology and its unique equipment, Ladish is well positioned to meet the increasing demand by air carriers and corporate users for new aircraft and the U.S. military's demand for helicopter spare parts. For example, as a result of the Company's strong relationship with Sikorsky, the Company is manufacturing all of the large titanium power transmission components for Sikorsky's next generation helicopter.

        The Company also manufactures components for solid and liquid motors for launch vehicles, as well as forgings for satellite fuel tanks. The Company has produced the cylinders, skirts and domes for the solid rocket motor cases for every Titan IV and Space Shuttle launch recorded to date. As programs such as the EELV have developed, the Company has expanded its processing technology to alloys other than steel, such as aluminum-lithium, in order to compete for both solid and liquid cylinders for future launch platforms. The Company also produces titanium hemisphere fuel tanks that are forged on its largest counterblow hammer. Satellite fuel systems use two of these hemispheres, welded together, for storing liquid propellant for the life of each satellite. The Company expects that the satellite launch industry will grow significantly, primarily to service the global needs of the telecommunications industry. Launch vehicles are evolving in an effort to service this demand.

        General Industrial Forgings

        The Company manufactures a number of key industrial components in which structural integrity, product strength and toughness drive the need for a forged product. These components include large crankshafts, axles, gears, reaction hubs, links and yokes for such customers as Caterpillar, Inc. ("Caterpillar") and Allison. As the components become larger and more complex, the Company can utilize its full range of equipment, knowledge and technical expertise to manufacture these products. Using the Company's expertise in forging engineering and its unique manufacturing equipment, the Company has recently expanded into manufacturing large crankshafts for land-based and marine power generation equipment. The Company believes this market will continue to grow based upon the need to develop the infrastructure of emerging nations.

   Marketing and Sales

        The forging product sales force (consisting of 14 engineers), based in Cudahy, Wisconsin, is supported by the Company's metallurgical staff of 97 engineers and technicians. These technically trained sales engineers, organized along product line and customer groupings, work with customers on an ongoing basis to monitor competitive trends and technological innovations. Additionally, sales engineers consult with customers regarding potential projects and product development opportunities.
   During the past few years, the Company has refocused its marketing efforts on the jet engine components market and the commercial aerospace industry.

        The Company is actively involved with key customers in joint cooperative research and development, engineering, quality control, just-in-time inventory control and computerized process modeling programs. The Company has entered into strategic life-of-the-program contracts for a number of sole-sourced products with each of Allison, Sikorsky and Thyssen for major programs. The Company believes that these contracts are a reflection of the aerospace and industrial markets' recognition of the Company's manufacturing and technical expertise.

        The research and development of jet engine components is actively supported by the Company's Advanced Materials and Process Technology Group. The Company's long-standing commitment to research and development is evidenced by its industry-recognized materials and process advancements such as processing aluminum-lithium, Udimet 720 and titanium aluminides. The experienced staff and fully equipped research facilities support Ladish sales through customer-funded projects. Management believes that these research efforts position the Company to participate in future growth in demand for critical advanced jet engine components.

   Customers

        The Company's top three customers, Rolls-Royce, United Technologies and General Electric, accounted for approximately 44% of the Company's revenues in 1994, 48% of the Company's revenues in 1995, 54% of the Company's revenues in 1996 and 60% of the Company's revenues during the nine months ended September 30, 1997. No other customer accounted for ten percent or more of the Company's sales.

        Caterpillar, Volvo and Allison are also significant customers of the Company. Because of the relatively small number of customers for some of the Company's principal products, the Company's largest customers exercise significant influence over the Company's prices and other terms of trade. See "Risk Factors--Reliance on Major Customers".

        A substantial portion of the Company's revenues are derived from long-term, fixed price contracts with major engine and aircraft manufacturers. These contracts are typically "requirements" contracts under which the purchaser commits to purchase a given portion of its requirements of a particular component from the Company. Actual purchase quantities are typically not determined until shortly before the year in which products are to be delivered. The Company attempts to minimize its risk by entering into fixed-price contracts with its raw material suppliers. Additionally, a portion of the Company's revenue is directly or indirectly related to government spending, particularly military and space program spending. See "Risk Factors--Reductions in Government Spending".

   Backlog

        The average amount of time necessary to manufacture the Company's products is five to six weeks from the receipt of raw material. The timing of the placement and filling of specific orders may significantly affect the Company's backlog figures, which are subject to cancellation for a variety of reasons. As a result, the Company's backlog may not be indicative of actual results or provide meaningful data for period-to-period comparisons. The following table provides certain information with respect to the Company's total firm backlog as of September 30, 1996 and 1997:

                                            As of September 30,
                                       1996                       1997
                                           (Dollars in millions)

    Jet Engine                      $155     71%           $211       76%
    Aerospace                         49     23              53       19
    General Industrial                13      6              14        5
                                    ----   ----            ----     ----
         Total                      $217    100%           $278      100%
                                    ====   ====            ====     ====

        At September 30, 1997, approximately $208 million of total firm backlog was scheduled to be shipped within one year and the remainder in subsequent years in comparison to September 30, 1996 backlog of approximately $175 million which was scheduled for shipment within one year. Sales during any period may include sales which were not part of the backlog at the end of the prior period.

   Manufacturing Process

        Forging

        Forging is the process by which desired shapes, metallurgical characteristics and mechanical properties are imparted to metal by heating and shaping it through hammering, pressing, extruding or ring rolling. Cold forming of cylindrical shapes is performed utilizing a proprietary shear forming process. The Company forges alloys of titanium, aluminum and steel as well as high-temperature nickel-based superalloys.

        The Company forges its products at its facilities in Cudahy, Wisconsin. Much of the Company's forging business is capital intensive, requiring large and sophisticated hydraulic and mechanical presses, single-action and counterblow hammers and extensive facilities for heat treatment, machining inspection and testing of components after forging. The Company has independently designed and built much of its unique and specialized equipment. The Company considers its manufacturing equipment to be in good operating condition and adequate for the purposes for which it is being used.

        The Company employs all major forging methods, including the following:

        Open-Die Forging. In this process, the metal is hammered or pressed between dies that never completely surround the metal, thus allowing the metal to be observed during the process. Typically, open-die forging is used to create relatively simple, preliminary shapes to be further processed by closed-die forging or for simple low-quantity orders.

        Closed-Die Forging. Closed-die forging involves hammering or pressing heated metal into the required shapes and size determined by machined impressions in specially prepared dies which exert three dimensional control on the metal. The Company's multiple-ram process featured on the Company's 15,000 ton press enables the Company to produce extremely large, complex-shaped forgings in a single heating and pressing cycle. In hot-die forging, a unique type of closed-die process, the dies are heated to a temperature approaching the transformation temperature of the materials being forged which allows the metal to flow more easily within the die cavity, producing forgings with superior surface conditions, stronger metallurgical structures, tighter tolerances, enhanced repeatability of the part shapes and greater metallurgical control. Both titanium and nickel-based superalloys are forged using this process, in which the dies are heated to a temperature of approximately 1,300 degrees Fahrenheit.

        Isothermal Forging. Isothermal forging is a closed-die pressing process in which the dies are heated to the same temperature as the metal being forged, typically in excess of 1,700 degrees Fahrenheit. The forged material typically consists of nickel-based superalloy and powder metallurgy alloys. Because of the extreme temperatures necessary for forming these alloys, the dies must be made of refractory metal (such as molybdenum) so that the die retains its strength and shape during the forging process. Because the dies may oxidize at these elevated temperatures, the forging process is carried on in a vacuum or inert gas atmosphere. The Company's two isothermal presses allow it to produce near-net shape components (requiring less machining by the customer) made from nickel-based superalloys. The Company believes that its 10,000 ton isothermal press is the largest in the industry, allowing it to press larger, more complex parts than the Company's competitors.

        Ring Rolling. Ring rolling involves rotating heated metal rings through presses to produce seamless cylindrical and/or contoured products. The Company believes that it has the largest ring-rolling machine in the industry, with the capability of producing metal rings that weigh up to 350,000 pounds with outside diameters as large as 28 feet and face heights up to 10 feet. This process is also utilized to extrude large, heavy wall preforms used in the manufacture of roll form cylinders.

        Shear Forming. Shear forming is a process whereby metal cylinders are formed by thinning the cylinder walls while increasing the length of the cylinder without heating the metal. The process yields uniform metallurgical properties and maximizes metal usage allowing formation of cylinders much longer than those capable of being formed by conventional forge methods. The Company believes that it has the largest shear forming machine in the industry, which allows the Company to produce larger and more complex thin-walled components for the missile and rocket industry.

        Conversion

        The Company converts ingot material, primarily titanium, into a range of billet sizes through a proprietary forging process. This yields superior metallurgical properties utilized in the manufacture of jet engine components. The Company utilizes its conventional press capabilities and subjects the material to high sensitivity ultrasonic testing performed on an exclusive multi-zone ultrasonic unit, which management believes is one of only three in the aerospace industry. This unit provides state-of-the-art material testing to meet the most stringent customer requirements.

        Modeling

        For the successful engineering of highly complex forged shapes and demanding metallurgical specifications, the Company uses computer-based modeling. This modeling has enabled the Company to improve die design, improve predictability of metal flow and enhance grain flow characteristics. The Company has embarked upon a program with the assistance of the United States Air Force and the cooperation of several major universities to advance its modeling capabilities to the next generation of modeling with three-dimensional models. A number of Ladish's major customers rely on the Company's unique expertise in this area to assist them with processing issues.

        Support Operations

        The Company manufactures most of its own forging dies out of high-strength steel and molybdenum. These dies can weigh in excess of 50 tons and can be up to 20 feet in length. In manufacturing its dies, the Company utilizes its customers' drawings and engineers the dies using CAD/CAM equipment and sophisticated metal flow computer models that simulate metal flow during the forging process. This activity improves die design and process control and permits the Company to enhance the metallurgical characteristics of the forging and reduce lead times.

        Ladish has machine shops with computer-aided profiling equipment, vertical turret lathes and other equipment that it employs to rough machine products to a shape allowing inspection of the products. The Company also operates rotary and car-bottom heat treating furnaces that enhance the performance characteristics of the forgings. These furnaces have sufficient capacity to handle all the Company's forged products.

        Testing

        Because the Company's products endure high performance end uses, rigorous testing is necessary and is performed internally by Company engineers. Throughout the manufacturing process, numerous tests and inspections are performed to insure the final quality of each product; statistical process control ("SPC") techniques are also applied throughout the entire manufacturing process. The Company subjects its products to extensive quality inspection and contract qualification procedures involving zyglo, chemical etching, ultrasonic, red dye and electrical conductivity testing facilities.

   Raw Materials

        Raw materials used by the Company in its forgings include alloys of titanium, nickel, steel, aluminum, tungsten and other high temperature alloys. The major portion of metal requirements for forged products are purchased from major metal suppliers producing forging quality material as needed to fill customer orders. The Company has two or more sources of supply for all significant raw materials.

        The titanium and nickel-based superalloys used by the Company have a relatively high dollar value. Accordingly, the Company recovers and recycles scrap materials such as machine turnings, forging flash, solids and test pieces.

        The Company's most significant raw materials consist of nickel and titanium alloys. Its principal suppliers of nickel alloys include Special Metals Corporation and Allvac Corporation. Its principal suppliers of titanium alloys are Titanium Metals Corporation of America, Oregon Metallurgical Corp. and Reactive Metals, Inc. Each of these suppliers has experienced increases in the market prices of the elements (e.g. nickel, titanium, cobalt) that they use in manufacturing their products. The Company often has fixed-price contracts with its suppliers. Because aerospace suppliers generally have alternative markets for their products where they may have greater ability to increase their prices, suppliers have in some cases diverted materials away from the aerospace industry in favor of alternative markets. During 1996, the Company's lead time for deliveries from its suppliers increased from 20 weeks to 45 weeks in the case of titanium alloys and from 22 weeks to 48 weeks in the case of nickel-based alloys. In the event of cancellation by its customer because of production delays, the Company may, under certain circumstances, obtain reimbursement from the customer if the material cannot be diverted to other uses. Costs of material already on hand, along with any conversion costs incurred, are usually billed to the customer unless transferable to another order. As demand for the Company's products grew during fiscal year 1995, and prices of raw materials rose, the Company experienced certain raw material shortages and production delays. Although this situation improved during the first nine months of 1996, it had a negative impact on overall revenues. Availability of titanium, due to limited mill capacity, has yet to recover to the level demanded by the jet engine industry. To counter this situation, the Company has established long-term relationships and technical support with the mills in an effort to secure its position for raw material. See "Risk Factors".

        The Company has successfully sought price increases and other financial considerations from its customers which have allowed it to meet the rising prices demanded by suppliers. In addition, the Company, its customers and suppliers have undertaken active programs for supply chain management which are reducing overall lead times and the total cost of raw materials.

   Energy

        Energy is required by the Company primarily for heating metals to be forged, heat treating materials after forging, operating equipment, die-sinking and machining. The Company uses natural gas and electricity in varying amounts at its manufacturing facilities; however, natural gas is traditionally the largest energy source. Supplies of natural gas and electricity have been sufficient and there is no anticipated shortage for the future. In the event of shortages of natural gas, the Company maintains back-up supplies of propane for heating and processing.

   Employees

        As of September 30, 1997, the Company had approximately 1,075 employees, of whom 770 were engaged in manufacturing functions, 90 in executive and administrative functions, another 165 in technical functions, and 45 in sales and sales support. At such date, approximately 890 employees, principally those engaged in manufacturing, were represented by labor organizations under collective bargaining agreements. The following table sets forth certain information with respect to the Company's collective bargaining agreements with its employees:

                                                               Number of
                                                               Employees
                                                             Represented by
                                                               Collective
                                                               Bargaining
    Union                               Expiration Date        Agreement

    International Association of
    Machinists & Aerospace Workers,
    Local 1862                         February 20, 2000          378

    International Brotherhood of
    Boilermakers, Iron Ship Builders,
    Blacksmiths, Forgers & Helpers,
    Subordinate Lodge 1509             September 24, 2000         212

    International Federation of
    Professional & Technical
    Engineers, Technical Group, Local
    92                                  August 20, 2000           118

    International Association of
    Machinists & Aerospace Workers,
    Die Sinkers, Local 140               March 26, 2000            81

    Office & Professional Employees
    International Union, Clerical
    Group, Local 35                       July 1, 2001             45

    International Federation of
    Professional & Technical
    Engineers, Professional Group,
    Local 92                             March 1, 1998             26

    International Brotherhood of
    Electrical Workers, Local 662       October 15, 2000           26

    Service Employees International,
    Local 150                            April 23, 2000            4


   Research and Development

        The Company maintains a research and development department which is engaged in applied research and development work primarily relating to the Company's forging operations. The Company works closely with customers, universities and government technical agencies in developing advanced forgings, materials and processes. The Company spent approximately $3.9 million, $3.8 million, $3.4 million, and $2.2 million on applied research and development work during 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively.

        Although the Company owns patents covering certain of its processes, the Company does not consider these patents to be of material importance to the Company's business as a whole. The Company considers certain other information that it owns to be trade secrets and the Company takes measures to protect the confidentiality and control the disclosure and use of such information. The Company believes that these safeguards adequately protect its proprietary rights and the Company vigorously defends these rights.

        The Company owns or has obtained licenses for various trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, copyright registrations, patent applications, inventions, know-how, trade secrets, confidential information and any other intellectual property that are necessary for the conduct of its businesses (collectively, "Intellectual Property"). The Company is not aware of any claim (or of any facts that would reasonably be expected to result in any such claim) or challenge by any third party that would significantly limit the rights of the Company with respect to any such Intellectual Property or to the validity or scope of any such Intellectual Property. The Company has no pending claim against a third party with respect to the infringement by such third party of any such Intellectual Property that, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on the Company's financial condition or results of operations. While the Company considers all of its proprietary rights as a whole to be important, the Company does not consider any single right to be essential to its operations as a whole.

   Competition

        The sale of forged metal components is highly competitive. Certain of the Company's competitors are larger than the Company, and have substantially greater capital resources. Although the Company is the sole supplier of several sophisticated components required by prime contractors under a number of governmental programs, many of the Company's products could be replaced with other similar products of its competitors.
   However, the significant investment in tooling, the time required and the cost of obtaining the status of a "certified supplier" are barriers to entry. Competition is based on quality (including advanced engineering and manufacturing capability), price and the ability to meet delivery requirements. See "Risk Factors--Competition".

   Product Liability Exposure

        The Company produces many critical engine and structural parts for commercial and military aircraft. As a result, the Company faces an inherent business risk of exposure to product liability claims. The Company maintains insurance against product liability claims, but there can be no assurance that such coverage will be adequate for liabilities actually incurred. The Company has not experienced any material loss from product liability claims and believes that its insurance coverage is adequate to protect it against any claims to which it may be subject.

   Environmental, Health and Safety Matters

        The Company's operations are subject to many federal, state and local regulations relating to the protection of the environment and to workplace health and safety. In particular, the Company's operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. Management believes that the Company is presently in substantial compliance with all such laws and does not currently anticipate that the Company will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental, workplace health or safety requirements. However, additional costs and liabilities may be incurred to comply with current and future requirements, which costs and liabilities could have a material adverse effect on the Company's results of operations or financial condition.

        There are no known pending remedial actions or claims relating to environmental matters that are expected to have a material effect on the Company's financial position or results of operations. Both of the properties owned by the Company, however, are located in industrial areas and have a history of heavy industrial use. These properties may potentially incur environmental liabilities in the future that could have a material adverse effect on the Company's financial condition or results of operations. The Company has been named a potentially responsible party at three "Superfund" sites. Although the Company does not believe that the amount for which it may be held liable will be material and has reserved approximately $300,000 for such loss, no assurance can be given that the amount for which the Company will be held responsible will not be significantly greater than expected. In connection with the sale of IPD, the Company has agreed to indemnify Trinity Industries, Inc. until May 29, 2001 against certain environmental liabilities that may arise with respect to the properties and operations of IPD relating to the period prior to closing.

   Properties

        The following table sets forth the location and size of the Company's two facilities:

                                                     Approximate Square
           Location          Approximate Acreage           Footage

    Cudahy, Wisconsin               184.5                 1,650,000
    Windsor, Connecticut             8.2                   20,000

        The above facilities are owned by the Company. The Company also owns approximately 4 acres of land in Houston, Texas, which is currently vacant and for sale.

        The Company believes that its facilities are well maintained, are suitable to support the Company's business and are adequate for the Company's present and anticipated needs. While the rate of utilization of the Company's manufacturing equipment is not uniform, the Company estimates that its facilities overall are currently operating at approximately 60% of capacity. The Company-owned facilities have been pledged as collateral to its senior lender, with a secondary lien on the Wisconsin facility granted to the holders of the Subordinated Notes and a third lien on the Wisconsin facility to the PBGC. The PBGC lien will be released pursuant to the Amended PBGC Agreement.

        The principal executive offices of the Company are located at 5481 South Packard Avenue, Cudahy, Wisconsin 53110. Its telephone number at such address is (414) 747-2611.

   Legal Proceedings

        From time to time the Company is involved in legal proceedings relating to claims arising out of its operations in the normal course of business. The Company believes that there are no material legal proceedings pending or threatened against the Company or any of its properties.

                                   MANAGEMENT

   Directors and Executive Officers

        The following table sets forth certain information concerning the current directors and executive officers of the Company:

    Name                         Age                Position

    Kerry L. Woody  . . . .       46      President and Director

    Wayne E. Larsen . . . .       43      Vice President Law/Finance &
                                          Secretary

    Gene E. Bunge . . . . .       51      Vice President, Engineering

    Robert J. Noel  . . . .       57      Vice President, Quality &
                                          Technology

    James K. Sorenson . . .       60      Vice President, Materials
                                          Management

    Gary J. Vroman  . . . .       37      Vice President, Sales &
                                          Marketing

    Lawrence C. Hammond . .       49      Vice President, Human
                                          Resources

    Ronald O. Wiese . . . .       63      Treasurer

    Thomas S. Plichta . . .       54      Corporate Controller

    Gregory P. Flynn  . . .       41      Director

    Robert W. Sullivan  . .       38      Director

    Fred W. Whitridge, Jr.        42      Director

        Kerry Woody has served as President since October 1994. Prior to that time he was Vice President, Operations; Vice President, Manufacturing Services; Production Manager; and an industrial engineer. Mr. Woody joined the Company in 1975 from General Electric. He has a B.S. in Engineering from Milliken University. He has served as a Director of the Company since August 1997.

        Wayne Larsen has been Vice President Law/Finance and Secretary of the Company since September 1995, and a Director since December 1997. He served as General Counsel and Secretary since May 1989 and as its Corporate Counsel and Secretary since February 1987. Mr. Larsen has been with the Company since 1981. He has a B.A. from Marquette University and a J.D. from Marquette Law School.

        Gene Bunge has served as Vice President, Engineering since November 1991. From 1985 until that time he was General Manager of Engineering. Mr. Bunge has been with the Company since 1973. He has a B.S.E.E. from the Milwaukee School of Engineering.

        Robert Noel has been Vice President, Quality and Technology since March 1991. He has been Manager of Metallurgy since 1985 and prior to that period was a Product Metallurgist for jet engine components. Mr. Noel has been with the Company since 1963. He has a B.S. in Mechanical Engineering from Marquette University.

        James Sorenson has served as Vice President, Materials Management since March 1991. Prior to that time he had been Purchasing Manager, Production Manager, and Head Buyer. Mr. Sorenson has been with the Company since 1963. He has a B.S. in Mechanical Engineering from the University of Wisconsin.

        Gary Vroman has served as Vice President, Sales and Marketing since December 1995. From January 1994 to December 1995 he was General Manager of Sales. Prior to that period he had been the Product Manager for jet engine components. Mr. Vroman has been with the Company since 1982. He has a B.S. in Engineering from the University of Illinois and a M.S. in Engineering Management from the Milwaukee School of Engineering.

        Lawrence Hammond has served as Vice President, Human Resources since January 1994. Prior to that time he had served as Director of Industrial Relations at the Company and he had been Labor Counsel at the Company. Mr. Hammond has been with the Company since 1980. He has a B.A. and a Masters in Industrial Relations from Michigan State University and a J.D. from the Detroit College of Law.

        Ronald Wiese has served as Treasurer since May 1989. He was Assistant Treasurer of the Company since 1986 and was its Tax Manager from 1982 to 1986. Mr. Wiese has been with the Company since 1955. He holds a B.S. in Accounting from Marquette University.

        Thomas Plichta has served as Corporate Controller since May 1989. He served as Assistant Corporate Controller for more than five years prior to that time. Mr. Plichta has been with the Company since 1965. He has a B.S. in Accounting from Marquette University.

        Gregory Flynn has served as a Director of the Company since May 1993. Mr. Flynn is a Managing Partner of ING Equity Partners, L.P. I, an investment partnership. Mr. Flynn also serves as a director of The Presley Companies, a home building firm.

        Robert Sullivan has served as a Director of the Company since May 1993. Mr. Sullivan is President of The Martec Group, a sales and marketing consulting group.

        Fred Whitridge, Jr. has served as a Director of the Company since August 1997. Mr. Whitridge is President of Archipelago Corporation, an investment firm. He also serves as a Director of California Microwave Inc., a producer of communications equipment.

        In connection with the Offering, the Board of Directors will add additional independent director(s) as soon as practicable after completion of the Offering, which directors will not be officers or employees of the Company or have a relationship with the Company's principal shareholders or their affiliates.

                             EXECUTIVE COMPENSATION

        The following table summarizes all compensation paid to the Company's five most highly compensated executive officers (the "Named Executive Officers") for services rendered in all capacities to the Company during the fiscal year ended December 31, 1996.

                           Summary Compensation Table

                                            Annual Compensation
    Name and
    Principal Position               Salary        Bonus       Other(1)

    Kerry L. Woody                 $151,366       $64,000       $1,608
      President

    Robert J. Noel                  116,110        26,000        1,608
      Vice President,
      Quality & Technology

    Gary J. Vroman                  112,216        26,000        1,608
      Vice President,
      Sales & Marketing

    Wayne E. Larsen                 111,879        30,000        1,608
      Vice President
      Law/ Finance & Secretary

    Lawrence C. Hammond             112,937        26,000        1,608
      Vice President
      Human Resources
   ______________________

   (1) This sum represents the imputed value of additional life insurance benefits provided to certain officers of the Company.

   Employment Agreements

        The Company has entered into employment agreements with Messrs. Woody, Noel, Vroman, Larsen and Hammond which are substantially similar in all respects. The basic employment agreement provides for a number of benefits, all of which vest after ten years of employment, including group term life insurance, health and dental coverage and long-term disability coverage.

        The agreements provide that, upon the involuntary termination of the employee other than for cause, the Company is required to pay the employee up to 24 months of severance pay, determined by multiplying the employee's years of service by the employee's base monthly salary at the time of termination. In the case of Messrs. Woody and Larsen, should they be terminated due to a change of control or ownership, they are entitled to 24 months of severance pay. Upon retirement at age 65, the employee will receive his normal retirement benefits. Such benefits include a monthly payment equal to 52.5% of the employee's average compensation (i.e., monthly average of compensation for the five years of highest compensation over the ten years prior to retirement) multiplied by a fraction, the numerator of which is the length of service of the employee and the denominator of which is 35. There are also provisions adjusting this calculation in the event of early retirement. Disabled employees can also be eligible for certain retirement benefits. All retirement benefits are tolled during any period of re-employment. Each agreement further provides that any compensation paid by the Company shall be reduced by any benefit paid under the Company's salaried employees retirement plan.

   Pension Benefits

        Defined Benefit Plan. The Ladish Co., Inc. Salaried Pension Plan (the "Pension Plan") is a "defined benefit" pension plan generally covering salaried, non-union employees of the Company who are not covered by any other defined benefit plan to which the Company makes contributions pursuant to a collective bargaining agreement.

        Upon reaching normal retirement at or after age 65, a participant is generally entitled to receive an annual retirement benefit for life. The Pension Plan provides alternative actuarially equivalent forms of benefit payment. Vesting under the Pension Plan occurs after five years of continued service.

        The monthly retirement benefit at the normal retirement age of at least 65 is determined pursuant to a formula as follows: 1.1% of the average monthly base salary (exclusive of bonuses or other incentive or special compensation) of the individual during the consecutive five year period of service within the ten years preceding termination of employment (or after age 45, if longer) that his/her earnings were highest is multiplied by the number of years of Benefit Service (as defined).
   Monthly normal retirement benefits are payable on a straight life annuity basis and such amounts are not subject to any deduction for Social Security or other offset amounts.

        The following table sets forth the annual benefits payable to a participant who qualifies for normal retirement in 1996, with the specified highest average earnings during the consecutive five year period of service within the ten years prior to retirement and the specified years of Benefit Service:

        Average Annual                           Years of Benefit Service
     Earnings for Highest
     5-Year Period Within      10         15          20         25          30         35
         the 10-Years
     Preceding Retirement

           $50,000            $ 5,500    $ 8,250     $11,000    $13,750     $16,500    $19,250
           $95,000            $10,450    $15,675     $20,900    $26,125     $31,350    $36,575
           $100,000           $11,000    $16,500     $22,000    $27,500     $33,000    $38,500
           $150,000           $16,500    $24,750     $33,000    $41,250     $49,500    $57,750
           $200,000           $22,000    $33,000     $44,000    $55,000     $66,000    $77,000
           $250,000           $27,500    $41,250     $55,000    $68,750     $82,500    $96,250


        The years of Benefit Service for Messrs. Woody, Noel, Vroman, Larsen and Hammond as of January 1, 1997 were 22, 35, 15, 16 and 17, respectively.

        Deferred Compensation Agreements. The Company has entered into deferred compensation agreements (the "Agreements") with nine current officers of the Company, including Messrs. Woody, Noel, Vroman, Larsen and Hammond. Each employee covered by the Agreements (an "Employee"), upon full vesting, is entitled to receive supplemental disability or retirement benefits; provided that in no event may a person's total retirement benefits under the Agreements exceed 52.5% of the monthly average base salary (inclusive of bonuses or other compensation) during the five calendar years immediately preceding retirement.

        The retirement benefit at the normal retirement age of at least 65 is determined pursuant to a formula as follows: 52.5% of the monthly average of the Employee's base salary during the five calendar years immediately preceding retirement multiplied by years of service, up to 35, and divided by 35. If an Employee suffers a disability (as defined), he is entitled to benefits paid under the same formula as in the preceding sentence (with his years of service calculated as if he had retired at age 65), reduced by other disability benefits paid by the Company or through workers' compensation (unless he is receiving fixed statutory payments for certain bodily injuries).

        Any amount to be paid under the Agreement shall be reduced by any benefit paid to an Employee or his beneficiary pursuant to the Pension Plan.

        Defined Contribution Plan. The Ladish Co., Inc. Savings and Deferral Investment Plan ("SDIP"), which has been qualified under section 401(k) of the Code, provides that salaried, non-union employees with six months' service may contribute 1% to 18% of their annual base salary to SDIP and the Company will provide a matching contribution in an amount to be determined by the Board of Directors of the Company. Employee's contributions of 1% to 18% can be "before tax" contributions, "after tax" contributions or a combination of both. The employees' contributions and the matching Company contribution may be placed by the employee in a fixed income fund, an equity investment fund or various combinations of each.

   Incentive Stock Option Plan

        The Ladish Co., Inc. 1996 Long-Term Incentive Plan (the "Incentive Plan") has been established by the Company to promote the long-term financial interest of the Company by providing for the award of equity-based incentives to key employees and other persons providing material services to the Company. The Incentive Plan provides a means whereby such individuals may acquire shares of Common Stock through the grant of stock options and stock appreciation rights.

        The Incentive Plan is not subject to any provision of ERISA or qualified under Section 401(a) of the Code.

        The number of shares of Common Stock subject to awards under the Incentive Plan may not exceed 833,333, of which 433,333 have been issued or are subject to outstanding options and 400,000 have been reserved for issuance under future grants. The number of shares underlying awards made to any one individual in any one-year period may not exceed 166,667 shares. The Common Stock issued under the Incentive Plan may be shares currently authorized but unissued or currently held or subsequently acquired by the Company as treasury shares.

        The number of shares subject to the Incentive Plan and the terms of any outstanding award may be adjusted as described in the Incentive Plan to reflect certain changes in the capitalization of the Company.

        The authority to manage and control the operation and administration of the Incentive Plan is vested in a committee selected by the Board of Directors of the Company (the "Committee") which shall consist of two or more members of the Board. The Committee has the authority and discretion to determine the individuals who will receive awards under the Incentive Plan and to determine the time of receipt, type of award, the number of shares covered by such award and the terms, conditions, performance criteria, restrictions and other provisions applicable to such award. The Committee also has the authority and discretion to interpret the Incentive Plan and to establish, amend and rescind any rules and regulations relating to the Incentive Plan. Any interpretation of the Incentive Plan by the Committee and any decision made by it under the Incentive Plan is final and binding on all persons.

        Subject to the terms and provisions of the Incentive Plan, a participant to whom a stock option is granted will have the right to purchase the number of shares of Common Stock covered by the option. Subject to the conditions and limitations of the Incentive Plan, the Committee shall determine all of the terms and conditions of such grant, including without limitation, the option price, any vesting schedule and the period of exercisability.

        No option may be exercised after its expiration date. The expiration date shall be determined by the Committee at the time of grant, but may not be later than the earliest to occur of: (i) the ten-year anniversary of the grant date; (ii) if the participant's termination of employment with the Company and its affiliates occurs by reason of death or disability (as defined in the Incentive Plan), the one-year anniversary of such termination of employment; (iii) if the participant's termination of employment with the Company and its affiliates occurs by reason of retirement, the three-month anniversary of such termination of employment; or (iv) if the participant's termination with the Company and its affiliates occurs for any other reason, the date of such termination.

        The full purchase price of each share of Common Stock purchased upon the exercise of an option shall be paid at the time of such exercise in cash or in shares of Common Stock (valued at fair market value as of the date of exercise) that have been held by the participant at least six months, or in any combination thereof, as determined by the Committee. To the extent provided by the Committee, a participant may elect to pay the purchase price upon the exercise of an option through a cashless exercise arrangement.

        Options awarded under the Incentive Plan may be nonqualified options or incentive stock options, as determined in the discretion of the Committee. Under the terms of the Incentive Plan, the Committee may also issue stock appreciation rights ("SARs"). Upon exercise, a SAR entitles the holder thereof to a payment equal to the excess of the fair market value of a share of stock on the exercise date over the fair market value of a share of stock on the grant date. If the committee so determines, SARs may be issued in tandem with stock options.

        Generally, options and SARs are not transferable prior to the participant's death. However, the Committee may provide that an option or SAR award may be transferred to an immediate family member or to a trust for the benefit of an immediate family member.

        Upon a change in control of the Company (as defined in the Incentive
   Plan), all options and SARs shall become immediately exercisable.

        The Board of Directors of the Company may amend or terminate the Incentive Plan at any time, provided that no such amendment or termination may materially adversely affect the rights of any participant or beneficiary under any award made under the plan prior to the date such amendment is adopted by the Board.

        The following tables set forth certain information as of December 31, 1996 and for the fiscal year then ended with respect to stock options granted to the Named Executive Officers.

                                               Option Grants in Fiscal Year 1996


                                          Percent of                                                   Potential
                            Number of    Total Options                                        Realizable Value at Assumed
                           Securities     Granted to                                          Annual Rates of Stock Price
                           Underlying      Employees     Exercise or                                  Appreciation
                             Options       in Fiscal     Base Price                                For Option Term(4)
            Name           Granted (1)       Year       ($/Share)(2)   Expiration Date(3)        5%               10%

    Kerry L. Woody          100,000           23.0%         $6.00      September 30, 2006     $977,337         $1,55,245
    Wayne E. Larsen          50,000           11.5          $6.00      September 30, 2006     $488,668          $778,123
    Robert J. Noel           50,000           11.5          $6.00      September 30, 2006     $488,668          $778,123
    Gary J. Vroman           50,000           11.5          $6.00      September 30, 2006     $488,668          $778,123
    Lawrence C. Hammond      33,333            7.7          $6.00      September 30, 2006     $325,776          $518,743

   _________________

   (1) The right to exercise these stock options vests over a four-year period.

   (2) The exercise price is equal to 100% of the fair market value on the date of grant.

   (3) The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

   (4) The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. There can be no assurance that any of the values reflected in the table will be achieved.


                 Aggregated Option Exercises in Last Fiscal Year
                       and Fiscal Year-End Options Values

                           Number of                     Number of Shares
                             Shares                   Underlying Unexercised          Value of Unexercised
                            Acquired                    Options at Fiscal             In-the-Money Options
                               on        Value             Year-End                    at Fiscal Year-End
            Name          Exercise      Realized    Exercisable/Unexercisable      Exercisable/Unexercisable

    Kerry L. Woody  . .        -           -              25,000/75,000                  $75,000/$225,000
    Wayne E. Larsen . .        -           -              12,500/37,500                  $37,500/$112,500
    Robert J. Noel  . .        -           -              12,500/37,500                  $37,500/$112,500
    Gary J. Vroman  . .        -           -              12,500/37,500                  $37,500/$112,500
    Lawrence C. Hammond        -           -               8,333/25,000                  $25,000/$75,000



   Directors' Compensation

        Directors currently receive an annual retainer of twenty thousand dollars ($20,000) and a fee of one thousand dollars ($1,000) per meeting attended in person and two hundred fifty dollars ($250) per telephonic meeting.

   Compensation Committee Interlocks and Insider Participation

        During 1996, the Board of Directors of the Company established a Compensation Committee consisting of Messrs. Flynn, Sullivan and Woody. Executive compensation levels during 1996 were established by the Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 12, 1997, and as adjusted to reflect the sale of Common Stock in the Offering, by
   (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each Named Executive Officer, (iii) each Director, and (iv) each Selling Shareholder.

        For purposes of this filing, the Company has assumed that ING Equity Partners L.P. I and/or Internationale Nederlanden (U.S.) Capital Corporation will sell all 1,014,000 shares offered by the Selling Shareholders. In the event other shareholders having registration rights elect to participate in the Offering, the foregoing entities' participations will be reduced.


                                          Beneficial Ownership                     Beneficial Ownership
                                          Prior to the Offering                     After the Offering
                                                                     Number
                                                                       of
                                                                     Shares
                   Name                  Number(1)    Percent(2)    Offered     Number(1)     Percent(2)

    Kerry L. Woody  . . . . . . . . .      29,167         *            -          29,167           *
    Wayne E. Larsen . . . . . . . . .      12,500         *            -          12,500           *
    Robert J. Noel  . . . . . . . . .      14,353         *            -          14,353           *
    Gary J. Vroman  . . . . . . . . .      14,833         *            -          14,833           *
    Lawrence C. Hammond . . . . . . .       8,500         *            -           8,500           *
    Gregory P. Flynn(3) . . . . . . .   2,259,320       34.05%
    Robert W. Sullivan  . . . . . . .          83         *            -              83           *
    Fred Whitridge, Jr. . . . . . . .           -         *            -               -           *

    All Directors and executive
    officers as a group
    (13 persons)  . . . . . . . . . .   2,388,673       34.85

    ING Equity Partners L.P. I
    ("ING")(4)  . . . . . . . . . . .   2,259,320       34.05

    Grace Brothers, Ltd.
    ("Grace")(5)  . . . . . . . . . .   2,862,573       35.50

    Internationale Nederlanden (U.S.)
    Capital Corporation ("INCC")(6) .   2,246,820       33.86
    Franklin Principal Maturity
    Trust(7)  . . . . . . . . . . . .   1,220,096       20.50

   ____________________

   *    Less than 1%


   (1) Includes, in the case of each Named Executive Officer and Directors and executive officers as a group, options granted under the Incentive Plan which are exercisable within 60 days.

   (2)  In accordance with regulations of the Securities and Exchange
        Commission, the percentage of shares beneficially owned by each named shareholder in the accompanying table assumes the prior exercise of all options, warrants and similar rights owned by such shareholder which are exercisable within 60 days but does not assume the exercise of options, warrants or rights owned by any other shareholder.

   (3) Consists of 828,033 shares of Common Stock and 1,431,287 warrants held by ING Equity Partners L.P. I, of which Mr. Flynn is a partner.
        Mr. Flynn disclaims beneficial ownership of such shares, except to the extent of his financial interest in such partnership. Mr.
        Flynn's address is 135 East 57 Street, New York, New York 10022.

   (4) Consists of 828,033 shares of Common Stock and 1,431,287 shares of Common Stock issuable upon exercise of warrants, but does not include
        815,533 shares beneficially owned by Internationale Nederlanden
        (U.S.) Capital Corporation, as to which beneficial ownership is disclaimed. ING Equity Partners L.P. I's address is 135 East 57
        Street, New York, New York 10022.

   (5) Consists of 2,862,573 shares of Common Stock issuable upon exercise of warrants. Grace Brothers, Ltd.'s address is 1560 Sherman Avenue,
        Suite 900, Evanston, Illinois 60201.

   (6) Consists of 815,533 shares of Common Stock and 1,431,287 shares of Common Stock issuable upon exercise of warrants, but does not include
        828,033 shares beneficially owned by ING Equity Partners L.P. I, as to which beneficial ownership is disclaimed. Internationale
        Nederlanden (U.S.) Capital Corporation's address is 135 East 57
        Street, New York, New York 10022.

   (7) Includes 746,096 shares of Common Stock issuable upon exercise of warrants. Franklin Principal Maturity Trust's address is 777
        Mariner's Island Boulevard, San Mateo, California 94404.


              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   Letter of Credit

        On June 30, 1994, the Company issued 12,500 shares of Common Stock to ING in exchange for ING causing INCC to issue a $2 million letter of credit in favor of the Company. The letter of credit was canceled in June 1995 with the establishment of the Credit Agreement.

   Subordinated Note Offering

        In December 1995, the Company issued $2 million of senior subordinated secured notes ("Subordinated Notes") to each of ING and Grace. In February 1996, the Company issued an additional $1.435 million of Notes to each of ING and Grace. The Notes purchased by ING and Grace were each accompanied by warrants to purchase 2,862,573 shares of Common Stock at a price of $1.20 per share. Pursuant to the terms of the Notes, in 1996 and the first nine months of 1997, ING (and its affiliates) and Grace were issued an aggregate of $1,395,507 principal amount of additional Notes as interest payments. The Notes were offered in a private placement to all shareholders of the Company that represented that they were "accredited investors" as defined in Rule 501 under the Securities Act.

   Certain Options

        In April 1993, the Company issued options to purchase 496,188 shares of Common Stock, at exercise prices ranging from $12.00 to $21.00 per share, to Anchor Industries International, Inc. ("AII"), in connection with an agreement to perform certain consulting services. AII was owned by Vincent J. Naimoli, who, at the time of issuance of the options, was Chairman of the Board of Directors of Ladish. The Company believes that the fair market value of its Common Stock on the date of issuance was substantially below the exercise price of the options. Such options, which are still outstanding and currently exercisable, expire ten years from the date of grant.

   Registration Rights

        In connection with the offering of the Subordinated Notes, the Company entered into an agreement granting certain registration rights with respect to (i) all Common Stock held at any time by ING and Grace and
   (ii) all Common Stock issuable upon the exercise of the warrants (collectively, the "Registerable Stock"). At any time beginning six months after the effective date of a registration statement covering a public offering of securities of the Company, the holders of Registerable Stock constituting at least 25% of the shares of Registerable Stock then outstanding may require the Company to register all or any portion of their shares for sale. In addition, all holders of Registerable Stock have certain "piggyback" rights in the event the Company proposes to register any of its securities for sale to the public. All registration rights are subject to certain conditions and limitations. The Company is required to bear the expenses of such registrations, other than underwriting discounts and selling commissions. The registration rights expire at such time as all Registerable Shares have been effectively registered and disposed of pursuant to such registration or sold pursuant to Rule 144.


                           DESCRIPTION OF COMMON STOCK

   General

        Under the Articles of Incorporation, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $.01 par value. Except as provided by Section 180.0662(2)(b) of the Wisconsin Business Corporation Law ("WBCL"), all outstanding shares of Common Stock are, and all of the shares of Common Stock offered hereby will be, legally issued, fully paid and non-assessable. WBCL Section 180.0662(2)(b) provides that shareholders of every corporation, other than railroad corporations, are personally liable to an amount equal to the par value of shares owned by them, or to the consideration for which their shares without par value were issued, for all debts owing to employees of the corporation for services performed for such corporation, but not exceeding six months' service in any one case.

   Common Stock

        Voting Rights. The holders of Common Stock have one vote per share on all matters submitted to a vote by the shareholders of the Company. Shares of Common Stock do not have cumulative voting rights.

        Dividend Rights. Each share of Common Stock is entitled to dividends if, as and when dividends are declared by the Board of Directors.

        Liquidation Rights. The holders of the Common Stock are entitled to participate equally on a share for share basis in all distributions to the holders of Common Stock in any liquidation, distribution or winding up of the Company.

        Preemptive Rights. The holders of Common Stock do not have preemptive rights to purchase shares of any class of the Company's capital stock.

        Subscription or Conversion Rights. The holders of Common Stock have no statutory subscription or conversion rights.

        Redemption and Sinking Fund Privileges. The holders of the Common Stock do not have any redemption or sinking fund privileges.

        Transfer Agent. Firstar Trust Company will be the transfer agent for the Common Stock.

   Common Stock Warrants

        In 1995 and 1996, the Company issued warrants to purchase an aggregate of 7,775,722 shares of Common Stock, at a purchase price of $1.20 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources".
   Such warrants expire ten years after issuance. The holders of unexercised warrants are entitled to receive all dividends and other distributions made to holders of Common Stock, as if such warrants had been previously exercised. In addition, the holders of the warrants have certain rights to require the Company to register the warrant shares for resale. See "Certain Relationships and Related Party Transactions-Registration Rights".

   Anti-Takeover Effects of Wisconsin Law and Articles of Incorporation and By-Laws

        The Articles of Incorporation, the By-Laws and the Wisconsin Business Corporation Law ("WBCL") contain certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, a proxy contest or otherwise. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares of the Common Stock.

        Control Share Voting Restrictions

        Section 180.1150 of the WBCL provides that the voting power of shares of a "resident domestic corporation" held by any person, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors shall be limited to 10% of the full voting power of those shares. This statute is a scaled voting rights or control share acquisition statute, designed to protect corporations against uninvited take-over bids. This voting restriction is not applicable to securities acquired prior to April 22, 1986, shares acquired directly from the Company or shares acquired in other circumstances described in Section 180.1150(3) of the WBCL. A "resident domestic corporation" is defined as a domestic corporation (i) whose principal offices are located in Wisconsin, (ii) which has significant business operations in Wisconsin,
   (iii) more than 10% of whose holders of record are residents of Wisconsin, and (iv) more than 10% of whose shares are held of record by residents of Wisconsin. Based upon the Company's stock transfer records as of the date of this Prospectus, management believes that the Company is not a "resident domestic corporation". The Company may, however, through securities transfers occurring in the future and beyond the Company's control, become a "resident domestic corporation".

        Business Combination Restrictions

        Sections 180.1140 to 180.1144 of the WBCL provide that a "resident domestic corporation" may not engage in a business combination with an interested stockholder (a person beneficially owning 10% or more of the aggregate voting power of the stock of such corporation) for three years after the interested stockholder's stock acquisition date unless the board of directors of the corporation has approved such business combination or purchase of stock prior to the stock acquisition date. After the three-year period, any such business combination may be consummated only if it is approved by a vote of the majority of the voting stock not beneficially owned by the interested stockholder, or made at a certain statutory formula price intended to provide a fair price for the shares held by disinterested shareholders.

        Sections 180.1130 to 180.1134 of the WBCL provide that certain business combinations of a "resident domestic corporation" not meeting specified statutory adequacy-of-price standards must be approved by 80% of the votes entitled to be cast by shareholders, and two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares beneficially owned by a "significant shareholder" (generally including a person that is a beneficial owner of 10% or more of the voting power of the shares of the corporation) or an affiliate or associate thereof who is a party to the transaction.

        Availability of Shares of Capital Stock for Future Issuance

        The availability for issue of shares of authorized but unissued Common Stock by the Company without further action by shareholders (except as may be required by applicable stock exchange or Nasdaq National Market regulations) could be viewed as enabling the Board of Directors to make more difficult a change in control of the Company. The issuance of warrants or rights to acquire shares of Common Stock may discourage or defeat unsolicited stock accumulation programs and acquisition proposals, and the issuance of shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of the Company may have a similar effect. The Company has no present plans to issue any shares of Common Stock other than as contemplated under the Incentive Plan and pursuant to the exercise of outstanding options or warrants.


                         SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the Offering, there has been only a limited market for the Common Stock of the Company and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Future sales of substantial numbers of shares of Common Stock in the public market, however, could adversely affect prevailing market prices and impair the Company's future ability to raise capital through the sale of its equity securities.

        Upon completion of the Offering, the Company will have outstanding 7,651,473 shares of Common Stock. Of these shares, the 3,350,000 sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company (as defined under the Securities Act). Shares purchased by affiliates may not be sold unless the sale is registered under the Securities Act or unless they are sold pursuant to Rule 144 under the Securities Act or another exemption from registration.

        Of the 5,315,473 shares of Common Stock outstanding at the date of this Prospectus, 3,193,638 are held by persons not deemed by the Company to be affiliates. The Underwriters have conditioned the Offering on the receipt of agreements of the holders of substantially all Common Stock purchase warrants, all persons selling shares in the Offering, all holders of registration rights with respect to the Company's securities and all executive officers and directors of the Company, that they will not sell any shares of Common Stock without the consent of Credit Suisse First Boston Corporation, on behalf of the Underwriters, for a period of 180 days following the date of this Prospectus. See "Underwriting" and "Risk Factors--Shares Eligible in Future Sale; Registration Rights; Possible Adverse Effects on Future Market Prices". Any such shares will be tradeable without restriction under Rule 144(k) after the end of the
   180 day lock-up period.  The remaining             shares held by non-
   affiliates are, and immediately after the Offering will be, freely tradeable without restriction. The remaining 2,121,835 outstanding shares of Common Stock are held by persons deemed to be affiliates of the Company. These shares will be available for sale in the public market beginning 180 days after the date of this Prospectus (or earlier with the consent of the Underwriters), subject to the restrictions imposed by Rule 144. The holders of certain of the foregoing shares have rights to require the Company to register such shares for resale. See "Certain Relationships and Related Party Transactions".

        In general, under Rule 144 as in effect on the date of this Prospectus, an affiliate of the Company, or any other person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of
   (i) 1% of the then outstanding shares of Common Stock of the Company (approximately 76,500 shares immediately after the Offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell shares pursuant to Rule 144(k) without regard to the limitations above.

        In addition to the foregoing, there are outstanding at the date of this Prospectus (i) options to purchase 322,500 shares of Common Stock held by persons who are employees of the Company, (ii) options to purchase 496,188 shares of Common Stock beneficially owned by persons who were formerly employees or executives of the Company, and (iii) warrants to purchase 7,608,932 shares of Common Stock issued in connection with certain financing provided to the Company by the Company's controlling shareholders. See "Certain Relationships and Related Transactions". The foregoing options and warrants were issued in unregistered transactions, and the shares issuable upon exercise will constitute "restricted securities" within the meaning of Rule 144 and therefore be subject to a one-year holding period from the date such shares are deemed to have been acquired. The holders of the warrants have certain rights to require the Company to register such shares for resale. See "Certain Relationships and Related Party Transactions". Such demand rights may not be exercised within 120 days after the date of this Prospectus.


                                  UNDERWRITING

        Under the terms and subject to the conditions contained in an
   Underwriting Agreement dated                  , 1998 (the "Underwriting
   Agreement") among the Company, the Selling Shareholders and the underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation ("CSFBC") and BT Alex. Brown Incorporated are acting as representatives (the "Representatives"), the Underwriters have severally but not jointly agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock.

                     Underwriter                        Number of
                                                         Shares

    Credit Suisse First Boston Corporation  . . .
    BT Alex. Brown Incorporated . . . . . . . . .











         Total  . . . . . . . . . . . . . . . . .       3,350,000
                                                        =========

        The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

        Certain of the Selling Shareholders have granted to the Underwriters an option, exercisable by CSFBC on behalf of the Underwriters, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 502,500 additional shares of the Common Stock at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

        The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Underwriters,
   to certain dealers at such price less a concession of $       per share,
   and the Underwriters and such dealers may allow a discount of $       per
   share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

        The Representatives have informed the Company that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares being offered hereby.

        The Underwriters have conditioned the Offering on the agreement of the Company, its executive officers and directors, the holders of substantially all Common Stock purchase warrants, all persons holding registration rights with respect to the Company's securities and the Selling Shareholders that they will not offer, sell, contract to sell, announce their intention to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, directly or indirectly, or, in the case of the Company, file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to any additional shares of the Company's Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Company's Common Stock, without the prior written consent of CSFBC for a period of 180 days after the date of this Prospectus, except, in the case of the Company, issuances pursuant to the exercise of stock options granted under the Incentive
   Plan.

        The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, and to contribute to payments which the Underwriters may be required to make in respect thereof.

        Prior to the Offering, there has been a limited public market for the Common Stock. The initial public offering price for the shares of Common Stock has been negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock were the Company's historical performance, estimates of the business potential and earnings prospects of the Company and its industry in general, an assessment of the Company's management, the market valuation of companies in related businesses, the general condition of the equity securities market, the limited trading history of the Common Stock and other relevant factors. There can be no assurance that the initial public offering price of the Common Stock will correspond to the price at which the Common Stock has traded in the past or will trade in the public market subsequent to the Offering, or that an active public market for the Common Stock will develop and continue after the Offering.

        CSFBC, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit CSFBC, on behalf of the Underwriters, to reclaim a selling concession from a dealer when the shares originally sold by such dealer are purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of shares of Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Certain of the Underwriters have provided certain financial, advisory and investment banking services to the Company and ING in the past.


                          NOTICE TO CANADIAN RESIDENTS

   Resale Restrictions

        The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

   Representations of Purchasers

        Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities law to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and
   (iii) such purchaser has reviewed the text above under "Resale
   Restrictions."

   Rights of Action (Ontario Purchasers)

        The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

   Enforcement of Legal Rights

        All of the issuer's directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or such persons outside of Canada.

   Notice to British Columbia Residents

        A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

   Taxation and Eligibility for Investment

        Certain purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian Legislation.

                                     EXPERTS

        The financial statements of Ladish Co., Inc. as of December 31, 1995 and 1996 and for each of the three years ending December 31, 1996 included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such reports.

        The financial statements of Stowe Machine Company Incorporated at December 31, 1995 and 1996, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

        The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                             ADDITIONAL INFORMATION

        The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (herein, together with all amendments thereto, called the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. Reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the financial statements, schedules, and exhibits filed as a part thereof.
   The Registration Statement, including all schedules and exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York, and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or may be accessed electronically by means of the Commission's home page on the Internet at http:\\www.sec.gov.

        Statements contained in this Prospectus concerning the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise with the Commission, each such statement being qualified in all respects by such reference.

                                LADISH CO., INC.

                          INDEX TO FINANCIAL STATEMENTS

   LADISH CO., INC.

   Report of Independent Public Accountants  . . . . . . . . . . . . . .  F-2

   Balance Sheets at December 31, 1995 and 1996
   and (unaudited) September 30, 1997  . . . . . . . . . . . . . . . . .  F-3

   Statements of Operations for the three years ended December 31,
   1994, 1995 and 1996 and (unaudited) for the nine months ended
   September 30, 1996 and 1997 . . . . . . . . . . . . . . . . . . . . .  F-4

   Statements of Stockholders' Equity for the three years ended
   December 31, 1994, 1995 and 1996, and (unaudited) for nine months ended September 30, 1997 . . . . . . . . . . . . . . . . . . .  F-5

   Statements of Cash Flows for the three years ended December 31,
   1994, 1995 and 1996, and (unaudited) for nine months ended
   September 30, 1996 and 1997 . . . . . . . . . . . . . . . . . . . . .  F-6

   Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .  F-7



   STOWE MACHINE COMPANY INCORPORATED

   Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . F-21

   Balance Sheets at December 31, 1995 and 1996  . . . . . . . . . . . . F-22

   Statements of Operations for the two years ended
   December 31, 1995 and 1996  . . . . . . . . . . . . . . . . . . . . . F-24

   Statements of Cash Flows for the two years ended December 31,
   1995 and 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-25

   Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . F-26

   Statements of Operations (unaudited) for the nine months
   ended September 30, 1996 and 1997 . . . . . . . . . . . . . . . . . . F-31

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


   To the Stockholders
   of Ladish Co., Inc.:

   We have audited the accompanying balance sheets of Ladish Co., Inc., a Wisconsin corporation, as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ladish Co., Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                      ARTHUR ANDERSEN LLP



   Milwaukee, Wisconsin,
   June 16, 1997,
   except for matters discussed
   in Note 17, as to which
   the date is December 12, 1997.

                                LADISH CO., INC.

                                 BALANCE SHEETS
                  (Dollars in Thousands Except Per Share Data)

                                             December 31,     September 30,
                                            1995       1996        1997
                   ASSETS                                      (Unaudited)

    CURRENT ASSETS:
      Cash                                  $337       $102          $693
      Accounts receivable, less
       allowance of $450, $300 and
       $300, respectively                 16,066     21,757        33,135
      Inventories                         27,795     36,006        48,509
      Prepaid expenses and other
       current assets                        378        368         2,117
      Net assets of IPD (Note 13)         14,772     31,640            --
                                        --------   --------      --------
         Total current assets             59,348     89,873        84,454

    NET ASSETS OF IPD (Note 13)           20,505         --            --

    PROPERTY, PLANT AND
      EQUIPMENT:
      Land and improvements                4,156      4,156         3,855
      Building and improvements           11,785     12,504        13,165
      Machinery and equipment             87,815     90,418        98,802
      Construction in progress             3,708      5,267         7,301
                                        --------   --------      --------
                                         107,464    112,345       123,123
      Less-Accumulated depreciation      (23,255)   (32,361)      (39,718)
                                        --------   --------      --------

        Net property, plant and
         equipment                        84,209     79,984        83,405

    DEFERRED FINANCING COSTS AND OTHER
      ASSETS                                 634        413         3,233
                                        --------   --------      --------
         Total assets                   $164,696   $170,270      $171,092
                                        ========   ========      ========


              LIABILITIES AND
            STOCKHOLDERS' EQUITY

    CURRENT LIABILITIES:
      Current portion of senior bank
        loan                               $750     $22,498       $2,000
      Notes payable                           --         --          250
      Accounts payable                    16,894     17,719       22,828
      Accrued liabilities-
         Pensions                            878     15,300       15,629
         Postretirement benefits           6,290      5,790        5,790
         Wages and salaries                4,695      5,174        5,474
         Taxes, other than income taxes      358        295          264
         Interest                            184        153          145
         Profit sharing                       --      2,780        2,400
         Other                             4,894      4,689        6,622
                                        --------   --------     --------
              Total current liabilities   34,943     74,398       61,402

    LONG-TERM LIABILITIES:
      Senior bank loan-less current
        portion                           39,210     19,197       19,220
      Subordinated debt                    3,972     10,153       11,015
      Notes payable                           --         --          750
      Pensions                            45,236     33,295       31,991
      Postretirement benefits             46,757     45,315       43,965
      Officers' deferred compensation      2,246      2,224        2,206
      Other noncurrent liabilities         2,083      1,975        1,959
                                        --------   --------     --------
         Total long term liabilities     139,504    112,159      111,106
                                        --------   --------     --------
         Total liabilities               174,447    186,557      172,508

    STOCKHOLDERS' EQUITY:
      Common stock-authorized
        100,000,000, issued and
        outstanding 5,029,517,
        5,139,993 and 5,196,307 shares
        in each period of no par,
        $.01 par and $.01 par,
        respectively                      35,224         51           52
      Additional paid-in capital              40     35,398       36,506
      Accumulated deficit                (45,015)   (51,736)     (37,974)
                                        --------   --------     --------
         Total stockholders' equity       (9,751)   (16,287)      (1,416)
                                        --------   --------     --------
         Total liabilities and
           stockholders' equity         $164,696   $170,270     $171,092
                                        ========   ========     ========


         The accompanying notes to financial statements are an integral part of these balance sheets.

                                LADISH CO., INC.

                            STATEMENTS OF OPERATIONS

                  (Dollars in Thousands Except Per Share Data)
                                                                                                       (Unaudited)
                                                         Years Ended December 31,           Nine Months Ended September 30,
                                                       1994          1995           1996           1996           1997

    NET SALES                                      $121,803       $115,738       $162,002       $124,068       $157,072

    COST OF SALES                                   130,537        128,351        149,637        114,154        134,055
                                                    -------        -------        -------        -------        -------
       Gross profit (loss)                           (8,734)       (12,613)        12,365          9,914         23,017

      SELLING, GENERAL AND ADMINISTRATIVE
       EXPENSES                                       5,966          6,139          6,556          4,888          5,607
                                                    -------        -------        -------        -------        -------
        Income (loss) from operations               (14,700)       (18,752)         5,809          5,026         17,410

      OTHER (INCOME) EXPENSE:

        Interest expense                              2,466          3,339          3,703          2,870          2,659
        Other, net                                     (138)            55            (29)            (7)          (143)
        Income (loss) from continuing operations
         before provision for income taxes          (17,028)       (22,146)         2,135          2,163         14,894

    PROVISION FOR INCOME TAXES                           --             --             --             --          1,132
                                                    -------        -------        -------        -------        -------
      Income (loss) from continuing operations      (17,028)       (22,146)         2,135          2,163         13,762

    DISCONTINUED OPERATIONS (Note 13):
      Income (loss) from operations of IPD (net
       of tax effect of $-- for all periods)            221          1,214           (262)            72             --

      Loss on disposal of IPD (net of tax effect
       of $--)                                           --             --         (8,594)            --             --
                                                    -------        -------        -------        -------        -------
         Net income (loss)                         $(16,807)      $(20,932)       $(6,721)        $2,235        $13,762
                                                    =======        =======        =======        =======        =======
    NET INCOME (LOSS) PER SHARE:

      From continuing operations                     $(3.39)        $(4.40)       $  0.20        $  0.21        $  1.09
      From discontinued operations                      .04            .24           (.73)            --             --
                                                    -------        -------        -------        -------         ------
         Net income (loss)                           $(3.35)        $(4.16)         $(.53)       $  0.21        $  1.09
                                                    =======        =======        =======        =======         ======


    The accompanying notes to financial statements are an integral part of these statements.

                                LADISH CO., INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                    (Dollars in Thousands Except Share Data)

                                                   Common Stock           Additional
                                                                            Paid-In      Accumulated
                                               Shares        Amount         Capital        Deficit         Total

    BALANCE, December 31, 1993               5,017,017        $5,017        $30,163        $(7,276)       $27,904
      Net loss                                      --            --             --        (16,807)       (16,807)
      Issuance of common stock                  12,500            13             31             --             44
                                             ---------       -------        -------        -------        -------
    BALANCE, December 31, 1994               5,029,517         5,030         30,194        (24,083)        11,141

      Net loss                                      --            --             --        (20,932)       (20,932)
      Change in par value of common stock
       from $1 to no par                            --        30,194        (30,194)            --             --
      Issuance of warrants on senior
       subordinated notes                           --            --             40             --             40
                                             ---------       -------        -------        -------        -------
    BALANCE, December 31, 1995               5,029,517        35,224             40        (45,015)        (9,751)

      Net loss                                      --            --             --         (6,721)        (6,721)
      Change in par value of common stock
       from no par to $.01                          --       (35,174)        35,174             --             --
      Issuance of warrants on senior
       subordinated notes                           --            --             53             --             53
      Exercise of warrants                     110,476             1            131             --            132
                                             ---------       -------        -------        -------        -------
    BALANCE, December 31, 1996               5,139,993            51         35,398        (51,736)       (16,287)

      Net income                                    --            --             --         13,762         13,762
      Reduction in valuation allowance
       related to pre-fresh start NOLs              --            --          1,040             --          1,040
      Exercise of warrants                      56,314             1             68             --             69
                                             ---------       -------        -------        -------        -------
    BALANCE, September 30, 1997
     (Unaudited)                             5,196,307           $52        $36,506       $(37,974)       $(1,416)
                                            ==========      ========        =======       ========       ========


                The accompanying notes to financial statements are an integral part of these statements.

                                LADISH CO., INC.
                            STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)
                                                                                               (Unaudited)
                                                                                             Nine Months Ended
                                                            Years Ended December 31,           September 30,
                                                           1994       1995        1996        1996        1997

    CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)-                               $(16,807)  $(20,932)    $(6,721)     $2,235     $13,762
      Adjustments to reconcile net income (loss) to
       net cash provided by (used for) operating
       activities-
         Depreciation                                     8,725      8,908       9,136       6,930       7,365
         Amortization                                         5        121         151         119         113
         Deferred interest on subordinated debt              --         12       1,035         773         931
         Deferred tax provision                              --         --          --          --       1,040
         Loss on disposal of IPD                             --         --       8,594          --          --
      Changes in assets and liabilities-
         Accounts receivable                              1,128     (3,166)     (5,691)     (7,474)    (10,886)
         Inventories                                      5,501     (2,925)     (8,211)     (7,008)     (8,886)
         Net assets of IPD                                3,422     (1,091)     (5,768)     (5,086)         --
         Other assets                                        64       (650)         96         516        (156)
         Accounts payable and accrued liabilities        (3,244)     7,494      17,707      22,117       1,793
         Other liabilities                                 (438)     1,480     (12,702)    (11,194)     (2,688)
                                                        -------    -------     -------     -------     -------
              Net cash provided by (used for)
              operating activities                       (1,644)   (10,749)     (2,374)      1,928       2,388
                                                        -------    -------     -------     -------     -------
    CASH FLOWS FROM INVESTING ACTIVITIES:
      Additions to property, plant and equipment         (2,549)    (2,865)     (4,997)     (2,747)     (6,255)
      Proceeds from sale of property, plant and
       equipment                                          1,877      1,018          70          70         612
      Acquisition of business                                --         --          --          --      (8,529)
      Net proceeds from sale of IPD                          --         --          --          --      32,850
                                                       --------   --------    --------    --------    --------
              Net cash provided by (used for)
              investing activities                         (672)    (1,847)     (4,927)     (2,677)     18,678

    CASH FLOWS FROM FINANCING ACTIVITIES:
      Repayment of senior bank loan                          --    (31,665)         --          --          --
      Net proceeds from (repayments of) senior bank
       loan                                               2,557     39,960       1,735      (1,335)    (20,475)
      Proceeds from issuance of (retirement of)
       subordinated debt and warrants                        --      4,000       5,199       5,199         (69)
      Issuance of common stock                               44         --         132         132          69
                                                        -------   --------     -------     -------     -------
              Net cash provided by (used in) financing
              activities                                  2,601     12,295       7,066       3,996     (20,475)
                                                        -------   --------     -------     -------     -------
    INCREASE (DECREASE) IN CASH:                            285       (301)       (235)      3,247         591

    CASH, beginning of period                               353        638         337         337         102
                                                        -------   --------     -------     -------     -------
    CASH, end of period                                    $638       $337        $102      $3,584        $693
                                                        =======   ========     =======     =======     =======
    SUPPLEMENTAL CASH FLOW INFORMATION:
      Income taxes paid                                     $21        $20         $14         $14        $297
      Interest paid                                      $3,110     $4,560      $4,087      $3,309      $2,216


    The accompanying notes to financial statements are an integral part of these statements.

                                LADISH CO., INC.

                          NOTES TO FINANCIAL STATEMENTS

             (Dollars in Thousands Except Share and Per Share Data)

   (1)  Business Information-

        Through May 30, 1997, Ladish Co., Inc. (the "Company") operated facilities located in Cudahy, Wisconsin; Russellville, Arkansas; and Cynthiana, Kentucky. On May 30, 1997, the Company disposed of its Industrial Products Division ("IPD") which includes the facilities located in Arkansas and Kentucky. (See Note 13.)

        The Company engineers, produces and markets high-strength, high-technology forged and formed metal components for a wide variety of load-bearing and fatigue-resisting applications in the aerospace, defense and industrial markets, for both domestic and international customers. Net sales to the aerospace, defense and industrial markets were approximately 71%, 15% and 14%, respectively, of total Company net sales in 1996 from continuing operations.

        Customers which individually accounted for more than 10% of net sales from continuing operations in the periods presented is summarized as follows:

                                         Years Ended December 31,
                                        1994       1995      1996

             Number of customers          2         2          3
             Percentage of net sales     34%       41%        54%

        Exports accounted for approximately 28%, 31%, and 40% of the Company sales for the years ended December 31, 1994, 1995 and 1996 respectively. Sales to Europe constituted approximately 18%, 19% and 31% for the periods ended December 31, 1994, 1995 and 1996, respectively. Of the European sales, 11%, 8% and 17% were to the United Kingdom for the same periods.

        As of September 30, 1997, approximately 83% of the Company's employees are represented by one of eight collective bargaining units. The collective bargaining agreements with most of these units will expire during 2000. The Company does not anticipate that work stoppages will arise in connection with the renewal of these agreements in the future.

   (2)  Summary of Significant Accounting Policies-

        (a)  Outstanding checks-

             Outstanding payroll and accounts payable checks related to certain bank accounts are recorded as accounts payable in the accompanying balance sheets. These checks amounted to $2,071 and $2,171 as of December 31, 1995 and 1996, respectively.

        (b)  Inventories-

             Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. Inventory costs include material, labor and overhead.

             Inventories consist of the following:

                                                           (Unaudited)
                                       December 31,       September 30,
                                     1995        1996         1997

    Raw materials                  $11,836     $10,867        $19,272
    Work-in-process and finished    18,375      28,723         32,251
                                   -------     -------        -------
                                    30,211      39,590         51,523
    Less progress payments          (2,416)     (3,584)        (3,014)
                                   -------     -------        -------
    Total inventories              $27,795     $36,006        $48,509
                                   =======     =======        =======


        (c)  Property, plant and equipment-

             Additions to property, plant, and equipment are recorded at cost. Tooling costs are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as follows:

                  Land improvements                  39 years
                  Buildings and improvements         39 years
                  Machinery and equipment            5 to 12 years

        (d)  Revenue recognition-

             Sales revenue is recognized when products are shipped or in other instances when the customer accepts legal title. Net sales include reductions for returns and allowances, sales discounts and freight out. Progress payments on contracts are generally recognized as a reduction of the related inventory costs.

        (e)  Contract settlement adjustments-

             Settlement adjustments applicable to long-term contracts are recognized as an adjustment to sales revenue in the year agreement is reached on the amounts to be received or paid. Settlement amounts for the years ended December 31, 1994, 1995 and 1996, were not significant, except for the contract termination set forth below.

             On October 28, 1993, the Company was notified by its customer, Babcock & Wilcox, that NASA had terminated the Advanced Solid Rocket Motor ("ASRM") program. A termination claim was filed with Babcock & Wilcox by the Company in 1993 and was subsequently settled during 1994. This termination settlement resulted in the realization of net revenue of $6,228, which is reflected in gross profit in the statement of operations for the year ended December 31, 1994.

        (f)  Income taxes-

             Deferred income taxes are provided at the enacted marginal rates on the difference between the financial statement and income tax basis of assets and liabilities. Deferred income tax provisions or benefits are based on the change in the deferred tax assets and liabilities from period to period. See Note 7 for further discussion.

        (g)  Use of estimates-

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        (h)  Fair value of financial instruments-

             Based on the borrowing rates currently available to the Company for loans with similar terms and maturities, the fair value of long-term debt of the Company approximates book value as of December 31, 1996.

   (3)  Debt-

        Senior bank loan-

        In 1993, the Company and its lenders entered into an Amended and Restated Loan & Security Agreement (the "Amended Loan Agreement").

        On May 10, 1994, the First Amendment to the Amended Loan Agreement provided the Company with a total credit facility of $45,000 which included a term loan of $3,950 with scheduled amortization payments under the term loan of $600 per year. On July 7, 1995, the Company entered into a credit agreement with a new lender which provided for a $45,000 total credit facility which included an $8,000 term loan. On November 12, 1996, the total credit facility was increased to $53,000. All personal and real property of the Company has been pledged as collateral under the new credit agreement. An affiliated party of this lender is also a significant customer of the Company.

        As of December 31, 1996, the $45,000 revolving credit facility carried an interest rate of commercial paper plus 2-1/2%, approximately 8.6% at December 31, 1996. The credit facility expires on June 30, 2000. To the extent the Company meets certain cash flow provisions of the credit agreement in the future, the interest rate on the revolving credit facility will be reduced by 0.5% effective the month following achievement of the cash flow provisions. The credit line availability is subject to a borrowing base limitation which is calculated based on eligible accounts receivable and inventories reduced by any letters of credit. Letters of credit outstanding total $884 as of December 31, 1995 and 1996, respectively. As of December 31, 1996, the amount available for future borrowing under the revolving credit facility was approximately $10,000.

        The $8,000 term loan is payable in sixteen quarterly installments and commenced on September 30, 1996. The first four quarterly installments were $375 each, the next eight installments are $500 each and the last four installments beginning September 30, 1999 will be $625 each with the last installment due on June 30, 2000. The Company may, at any time, prepay the outstanding balance, but will be subject to a prepayment fee of 1% if the prepayment is prior to July 1, 1999. The term loan carries an interest rate of commercial paper plus 2-1/2%. As of December 31, 1996, the interest rate was approximately 8.6%. To the extent the Company meets certain cash flow provisions of the credit agreement in the future, the interest rate on the term loan will also be reduced by 0.5% effective the month following achievement of the cash flow provisions.

        The revolving credit facility and term loan contain covenants including but not limited to restrictions on indebtedness, operations, change in control and the requirement that interest coverage and fixed charge coverage ratios, as defined, be maintained. As of December 31, 1996, the Company was in compliance with all covenants under the credit facility and term loan. Transaction fees incurred in connection with this refinancing were approximately $1,115. The credit agreement provided for a refund of up to $645 of the transaction fees if the Company received an acceptable infusion of capital prior to June 30, 1996. The Company obtained refunds of transaction fees of $344 in December, 1995 and the remaining $301 in February, 1996 as a result of the issuance of senior subordinated notes described below. In addition, the revolving credit facility requires that the Company pay an unused facility fee of 0.25% per annum on the average daily unused balance.

        The annual maturities of the Company's term loan are as follows:

                       1997          $1,750
                       1998           2,000
                       1999           2,250
                       2000           1,250
                                     ------
                                     $7,250
                                     ======


        Senior subordinated secured notes and warrants-

        In December 1995, the Company issued a total of $4,000 of senior subordinated notes ("Notes") to two of the Company's largest stockholders. In February 1996, in a second offering of these notes, additional proceeds of $5,331 ($132 of these proceeds related to the purchase of common stock under the rights attached to warrants as discussed later in this note) were received by the Company. These Notes carry interest at 12%, are due in December 2000, and include detachable warrants to purchase shares of common stock. Interest is payable quarterly in the form of additional notes also carrying interest at 12%.

        The Notes are secured by a second security interest in substantially all of the Company's assets, and are subordinated to the $53,000 Credit Agreement. The Company has undertaken a number of affirmative and negative covenants including but not limited to restrictions on indebtedness, operations and change in control. The Subordinated Notes include a number of affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of indebtedness junior to obligations under the Credit Agreement and senior to the Subordinated Notes. Upon a change in control of the Company, the Company is required to redeem the outstanding Subordinated Notes at a price equal to the outstanding principal amount plus accrued and unpaid interest. At September 30, 1997 the Company was in compliance with all covenants under the Subordinated Notes.

        As stated above, the noteholders also received warrants with each Note purchased. Each warrant entitles the holder to purchase common stock for $1.20 per share. The exercise price may be paid in cash, or by the surrender of already outstanding Ladish common stock, Notes or other warrants having a fair value equal to the exercise price. Based on the total proceeds of $9,331 from the private placement, warrants were issued, which, when exercised, would entitle the holders to purchase 7,775,722 shares of common stock. The warrants expire ten years from the date of issuance. The warrants were recorded as an increase to additional paid-in capital at their stated value which is considered to approximate fair value at the date of issuance.

   (4)  Stockholders' Equity-

        In November 1995, the Company's stockholders approved an amendment to the articles of incorporation which increased the number of authorized shares to 100,000,000 and changed the par value of a share of common stock from $1 to "no par". This amendment increased common stock by $30,194 and reduced additional paid-in capital by $30,194.

        In June 1996, the Company's stockholders approved an amendment to the articles of incorporation which changed the par value of a share of common stock from "no par" to $.01 par. This amendment decreased common stock by $35,174 and increased additional paid-in-capital by $35,174.

        In addition to the common stock outstanding, the Board of Directors entered into an agreement in 1993 to issue to a former executive 496,188 options to purchase common stock at an average exercise price of $16.00 per share. All of these options are exercisable but remain outstanding.

        In 1996, the Company adopted the Ladish Co., Inc. 1996 Long-Term Incentive Plan (the "Plan"). Under the Plan, incentive stock options may be granted to employees of Ladish Co., Inc. which expire ten years from the vesting date. The options vest over four years. In September 1996, the Company issued 433,333 options under the Plan, and has reserved 400,000 shares for future issuance under the Plan.

        The Company accounts for its option grants using the intrinsic value based method pursuant to APB Opinion No. 25 and Statement of Financial Accounting Standards No. 123 ("SFAS 123") under which no compensation expense was recognized in 1995 and 1996. Had compensation cost for these options been determined pursuant to the fair value method under SFAS 123, the Company's net loss and earnings per share from continuing operations would have been reduced by the following pro forma amounts:

                                   1995                     1996
                         As Reported  Pro Forma   As Reported   Pro Forma

    Net Income (Loss)     $(22,146)  $(22,146)       $2,135     $1,523

    Earnings (Loss)
      Per Share             $(4.40)    $(4.40)        $0.20      $0.13


        Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, and additional awards in future years are anticipated, the effects of applying SFAS 123 in these pro forma disclosure are not indicative of future amounts.

        The fair value of the 1995 and 1996 option grants used to compute the pro forma amounts above was estimated on the date of the grant using the Minimum Value option pricing model with the following assumptions used for grants in 1995 and 1996 respectively: risk free interest rate of 6%, expected remaining lives of 10 years, and market value of $3.00 and $9.00. The weighted average minimum value of options granted in 1995 and 1996 was zero and $5.64 respectively.


                                      1994                    1995                     1996
                                         Weighted                 Weighted                 Weighted
                                          Average                 Average                   Average
                                         Exercise                 Exercise                 Exercise
                              Options      Price      Options      Price       Options       Price

    Outstanding at
      beginning of Period     220,528      $12.00     220,528     $  12.00     385,924      $  14.57
        Granted                     -           -     165,396        18.00     543,597          9.04
        Exercised                   -           -           -            -           -             -
        Canceled                    -           -           -            -           -             -
                              -------    --------     -------     --------     -------      --------
    Outstanding at end
      of Period               220,528       12.00     385,924        14.57     929,521         11.34

    Exercisable at end of
      Period                  220,528       12.00     385,924        14.57     604,521         14.21

   (5)  Research and Development-

        Research and Development costs are expensed as incurred. These costs of continuing operations were $3,908, $3,783 and $3,384 in 1994, 1995 and 1996, respectively. Research and Development costs funded by customers, amounting to $1,328, $1,535 and $885 from continuing operations in 1994, 1995 and 1996, respectively, have been recorded as sales.

   (6)  Leases-

        Certain office and warehouse facilities and equipment are leased under noncancelable operating leases expiring on various dates through 2001. Rental expense from continuing operations was $292, $266 and $284 in 1994, 1995 and 1996, respectively.

        Minimum lease obligations under noncancelable operating leases are as follows:

                  1997                           $279
                  1998                            226
                  1999                            213
                  2000                            152
                  2001 and thereafter             146
                                               ------
                       Total                   $1,016
                                               ======

   (7)  Income Taxes-

        As a result of a financial restructuring completed on April 30, 1993, tax net operating loss ("NOL") carryforwards generated prior to the financial restructuring are limited under the Internal Revenue Code by a formula based upon the Company's stockholders' equity of $35,180 as of April 30, 1993, which was calculated in conjunction with fresh start reporting. The annual use of this NOL carryforward is limited to the lesser of the Company's taxable income or the NOL allowed to be used under the formula. Each year under the formula, approximately $2,100 of the NOL generated prior to the financial restructuring is available for use. Any amount not used in the current or previous years is allowed to be used in subsequent years. These NOL carryforwards may be used to offset taxable income through the year 2007. Based on these limitations and certain other factors, a valuation allowance has been recorded against the entire amount of the NOL carryforward and other deferred tax assets. Any tax benefit that is realized in subsequent years from the reduction of the valuation allowance established at or prior to the financial restructuring will be recorded as an addition to paid-in capital.

        In addition, NOL carryforwards generated subsequent to the financial restructuring of approximately $14,000, $20,000 and $15,000 for the eight months ended December 31, 1993, and for the years ended December 31, 1994 and 1995, respectively, are available to offset future taxable income through the years 2008, 2009 and 2010, respectively. The Company has also recorded a valuation allowance against the entire amount of these NOL carryforwards. Any tax benefit that is realized in subsequent years from the utilization of these NOL carryforwards will be recorded as a reduction of future income tax provisions.

        There is no provision for Federal income taxes in 1994, 1995 and 1996 due to the utilization of the NOL carryforwards.

        Components of the deferred income taxes are as follows:

                                                 December 31,
                                             1995           1996
    Deferred tax liabilities-

      Property, plant and equipment        $(24,267)      $(21,700)
                                           --------       --------
         Total deferred tax
         liabilities                        (24,267)       (21,700)
                                           --------       --------
    Deferred tax assets-
      Postretirement health care
        benefits                             21,219         20,442
      Pension benefits                       19,327         16,968
      Tax operating loss carryforwards       33,619         32,984
      Inventory adjustments                     646          1,048
      Accrued employee costs                  1,615          1,606
      Other, net                             (1,008)         2,454
                                           --------       --------
         Total deferred tax assets           75,418         75,502
                                           --------       --------
    Valuation allowance                     (51,151)       (53,802)
                                           --------       --------
         Net deferred taxes               $      --      $      --
                                           ========       ========

   (8)  Pension Plans-

        The Company has noncontributory defined benefit pension plans ("Plans") covering substantially all employees. Plans covering salaried and management employees provide pension benefits that are based on the highest five consecutive years of an employee's compensation during the last ten years prior to retirement. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The Company's funding policy is to contribute annually the minimum amount required under the Employee Retirement Income Security Act of 1974. The Plans' assets are primarily invested in U.S. Government securities, corporate bonds and common stocks.

        A summary of the Plans' funded status and amounts reflected in the balance sheets is as follows:

                                                 December 31, 1995
                                            Assets Exceed   Accumulated
                                             Accumulated     Benefits
                                              Benefits     Exceed Assets
    Actuarial present value of benefit
     obligations:

      Vested benefit obligations              $(66,872)      $(99,300)
                                               =======       ========

      Accumulated benefit obligations         $(70,043)     $(108,379)
                                               =======       ========
      Projected benefit obligations           $(71,763)     $(108,379)

      Plan assets at fair value                 82,804         67,765
                                              --------       --------
         Plan assets in excess of (less
          than) projected benefit
          obligations                           11,041        (40,614)

      Unrecognized net gain                    (10,593)        (8,964)
      Unrecognized prior service cost              302          2,757
      Adjustment to recognize minimum
        liability                                   --            (43)
                                               -------       --------
         Prepaid (accrued) pension cost         $  750       $(46,864)
                                               =======       ========


                                                 December 31, 1996
                                            Assets Exceed   Accumulated
                                             Accumulated     Benefits
                                              Benefits     Exceed Assets
    Actuarial present value of benefit
     obligations:
      Vested benefit obligations              $(71,985)      $(86,073)
                                              ========       ========
      Accumulated benefit obligations         $(75,053)      $(93,508)
                                              ========       ========
      Projected benefit obligations           $(76,480)      $(93,508)
      Plan assets at fair value                 94,998         56,263
                                              --------       --------
         Plan assets in excess of (less
          than) projected benefit
          obligations                           18,518        (37,245)

      Unrecognized net gain                    (19,043)       (13,188)
      Unrecognized prior service cost              242          2,163
      Adjustment to recognize minimum
       liability                                    --            (42)
                                               -------       --------
         Accrued pension cost                    $(283)      $(48,312)
                                               =======       ========


        Net periodic pension cost includes the following components:

                                                 December 31,
                                          1994       1995       1996
    Service cost-benefits earned
      during the period                $ 2,095   $ 1,624     $ 1,595
    Interest cost on projected benefit
      obligation                        13,626    14,469      14,013
    Actual return on plan assets           352   (28,029)    (17,303)
    Net amortization and deferral      (13,038)   16,164       5,501
    Curtailment gain                        --        --        (445)
                                       -------   -------     -------
         Net periodic pension cost     $ 3,035   $ 4,228     $ 3,361
                                       =======   =======     =======


        Assumptions used in the determination of net periodic pension cost for these periods are:

                                               December 31,
                                        1994       1995       1996

    Discount rate                      7.00%     8.25%      7.75%
    Rate of increase in compensation
     levels                            4.50%     4.50%      2.00%
    Expected long-term rate of
     return on assets                  8.00%     8.00%      8.00%

        The actuarial present value of the projected benefit obligation was determined utilizing a discount rate of 7.75% and 8.25% as of December 31, 1995 and 1996, respectively. The increase in the discount rate resulted in a decrease in the accumulated benefit obligation of approximately $6,895 as of December 31, 1996.

        Certain employees are covered by union-sponsored, collectively-bargained, multi-employer pension plans.

        The actuarial calculation of the Company's minimum funding pension payment due in 1997 for 1996 and 1997 is $15,300. This amount is shown as a current liability on the balance sheet as of December 31, 1996.

        Due to the sale of IPD, the Company experienced a gain of $445 related to the pension benefit plans that are being placed in curtailment. The Company will remain liable for the plans and will continue to administer the plans. This gain is reflected as a component of the loss on the sale of IPD.

   (9)  Postretirement Health Care and Life Insurance Benefits-

        In addition to pension benefits, employees are provided certain postretirement health care and life insurance benefits.
        Substantially all of the employees may become eligible for these benefits when they retire. The Company accrues, as current costs, the future lifetime retirement benefits for both active and retired employees and their dependents. Steps have been taken by the Company to reduce the amount of the future obligation for postretirement benefits of future retirees by capping the amount of funds payable on behalf of the retirees.

        Amounts reflected in the balance sheets for postretirement benefit obligations are as follows:

                                                December 31,
                                              1995        1996

    Retirees                                $43,951    $37,838
    Fully eligible active plan
     participants                             3,366      2,984
    Other active plan participants            6,585      6,034
                                            -------    -------
         Accumulated postretirement
         benefit obligation                  53,902     46,856
    Unrecognized net gain (loss)               (855)     4,615
    Curtailment gain                             --       (366)
                                            -------    -------
         Postretirement liability           $53,047    $51,105
                                            =======    =======


        Net periodic postretirement benefit cost includes the following components:

                                                        December 31,
                                                   1994     1995      1996
    Service cost benefits earned during
     the period                                   $476     $369      $380
    Interest cost on accumulated
     postretirement benefit obligation           3,758    4,015     3,890
    Net amortization and deferral                   --      (38)      (56)
    Curtailment gain                                --       --      (366)
                                                ------   ------    ------
         Net periodic postretirement benefit
         cost                                   $4,234   $4,346    $3,848
                                                ======   ======    ======



        Assumptions used in the determination of net periodic postretirement benefit cost for these periods are:

                                                  December 31,
                                            1994      1995       1996
    Discount rate                         7.00%      8.25%      7.75%
    Inflation-
      Retirees as of 1991
      Pre-65 Medical trending rate
        -initial                         14.00%     13.00%     12.00%
        -ultimate                         7.00%      7.00%      7.00%

      Post-65 Medical trending rate
        -initial                          8.50%      8.00%      7.50%
        -ultimate                         5.00%      5.00%      5.00%

      Retirees Subsequent to 1991
        -initial and ultimate medical
          trending rate                   3.00%      3.00%      3.00%


        The initial rates used for the retirees as of 1991, are estimated to decrease at a rate of 1% and .5% for the pre-65 and post-65 retiree populations, respectively, until they reach the ultimate medical trending rate.

        An increase of one percentage point in the assumed medical trending rate for each future year would increase the accumulated postretirement benefit obligation as of December 31, 1995 and 1996, by approximately $2,930 and $2,342, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by approximately $265 for the year ended December 31, 1996.

        The accumulated postretirement benefit obligation was determined utilizing a discount rate of 7.75% and 8.25% as of December 31, 1995 and 1996, respectively. The increase in the discount rate resulted in a decrease of the accumulated postretirement benefit obligation of approximately $1,695 as of December 31, 1996.

        Due to the sale of IPD, the Company experienced a gain of $366 related to the postretirement benefits that are being placed in curtailment. This gain is reflected as a component of the loss on the sale of IPD.

   (10) Officers' Deferred Compensation Plan-

        Certain officers have deferred compensation agreements which, upon retirement, provide them with, among other things, supplemental pension and other postretirement benefits. An accumulated liability of $2,246 and $2,224 as of December 31, 1995 and 1996, respectively, has been recorded under these agreements as actuarially determined. The expense was $186, $208 and $169 in 1994, 1995 and 1996, respectively.

   (11) Profit Sharing-

        Effective January 1, 1996, the Company initiated a profit sharing program in which substantially all of the employees are eligible to participate. The profit sharing payout is derived from a formula based on pretax income and is payable no later than February 15th of the subsequent year. The expense was $2,780 for the year ended December 31, 1996.

   (12) Commitments and Contingencies-

        The Company is involved in various stages of investigation relative to environmental protection matters relating to various waste disposal sites. The potential costs related to such matters and the possible impact thereof on future operations are uncertain due in part to uncertainty as to the extent of the pollution, the complexity of government laws and regulations and their interpretations, the varying costs and effectiveness of alternative cleanup technologies and methods, and the questionable level of the Company's involvement. The Company has made provisions in the financial statements for potential losses related to these matters. The Company does not anticipate such losses will have a material impact on the financial statements beyond the aforementioned provisions.

        Various other lawsuits and claims arising in the normal course of business are pending against the Company and such losses are not expected to be material to the financial statements.

        In 1995, the Company resolved a dispute with a previous owner of the Company. The resolution of this dispute resulted in the Company recovering $1,650 of costs incurred in prior years associated with the indemnification of another lawsuit. This recovery was recorded as other income in the 1995 statement of operations.

   (13) Discontinued Operations-

        Subsequent to year end, the Board of Directors approved of the disposition of the Company's Industrial Products Division ("IPD") which includes two facilities located in Arkansas and Kentucky. The disposal date was May 30, 1997 and substantially all IPD assets were sold to a third party buyer for approximately $36,500 in cash subject to a working capital adjustment. Ten percent of the cash proceeds ($3,650) was placed in an escrow account to secure certain representations made by the Company in connection with the sale. $1,825 of the total escrow is reflected on the balance sheet as other current assets and $1,825 as other noncurrent assets. The proceeds from the sale of IPD will be used for minimum pension funding requirements and to reduce the outstanding bank debt.

        The net results of these operations prior to December 31, 1996 are included in the consolidated statements of operations under "discontinued operations." Sales for IPD were $43,506, $44,348 and $46,034 for the years ended December 31, 1994, 1995 and 1996, respectively.

        The operating results of IPD include an interest allocation based upon net assets of IPD. Interest expense allocated to the discontinued operation was $821, $1,178 and $1,422 for the years ended December 31, 1994, 1995 and 1996, respectively.

        The loss on disposal of IPD reflected in the consolidated statements of operations includes the write-down of the assets of IPD to estimated net realizable value, estimated operating losses incurred by IPD during the period of January 1, 1997 through May 30, 1997 and the estimated disposal costs of these operations. Subsequent to year end, the Kentucky facility of IPD sustained significant flood damage which, in management's opinion, is covered by insurance, less a $1,300 deductible. The deductible related to the flood damage is included in the loss on disposal of IPD.

        The net assets of IPD as shown on the balance sheet consist of the following:

                                                    December 31,
                                                 1995          1996
    Current assets (primarily
      receivables and inventory)               $18,298        $23,838
    Property and equipment, net                 20,505         19,933
    Current liabilities                         (3,526)        (2,726)
    Writedown of IPD net assets to net
      realizable value                              --         (4,545)
                                               -------        -------
                                                35,277         36,500

    Provision for operating losses and
      disposal costs of IPD                         --         (4,860)
                                               -------        -------
         Total IPD net assets                  $35,277        $31,640
                                               =======        =======

   (14) Earnings Per Share-

        Earnings per share is computed on the basis of the weighted average number of common stock and common stock equivalents outstanding during the periods. The weighted average number of common stock and common stock equivalents outstanding for the years ended December 31, 1994, 1995 and 1996, were 5,023, 5,030, and 5,092, respectively.

        In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). The Company will adopt SFAS 128 effective for the year ending December 31, 1997. On a pro forma basis, if the Company had adopted SFAS 128 for the three years ended December 31, 1994, 1995 and 1996, and for the nine months ended September 30, 1996 and 1997 (unaudited), the reported earnings per share on continuing operations would be:

                                                              (Unaudited)
                                   December 31,              September 30,
                            1994       1995       1996       1996     1997
    Earnings per share:
      Basic              $ (3.39)   $ (4.40)     $0.42     $0.43    $2.66
      Diluted              (3.39)     (4.40)      0.20      0.21     1.09

   (15) Acquisition-

        On June 16, 1997, the Company completed the purchase of certain assets and assumption of certain liabilities of Stowe Machine Co., Inc. (Stowe). The purchase price was composed of approximately $8,500 in cash and a note payable for $1,000.

        The acquisition has been accounted for using the purchase method of accounting. Accordingly, the net assets are included in the Company's Unaudited Consolidated Balance Sheets as of September 30, 1997 based upon their estimated fair values at the acquisition's effective date of June 16, 1997. The Company's Consolidated Statements of Operations do not include the revenues and expenses of Stowe prior to this date. The excess of the purchase price over the estimated fair value of the net assets acquired (goodwill) of approximately $870 will be amortized on a straight-line basis over 20 years. The purchase price allocation is based on preliminary estimates of the fair value of the net assets acquired and is subject to adjustment as additional information becomes available during 1997 and 1998.

        Supplemental pro forma results of operations (Unaudited)-

        The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at the beginning of the periods presented and does not purport to be indicative of what would have occurred had the acquisition actually been made as of such date or of results which may occur in the future.

                                                             Nine-Month
                                              Year Ended    Period Ended
                                             December 31,   September 30,
                                                 1996           1997

    Net sales                                 $169,890        $160,775
    Net income from continuing operations        2,176          13,574
    Net income per share from continuing
      operations                                  0.18            1.07

   (16) Valuation and Qualifying Accounts-

                                                         Payments
                                             Provision      and
                                 Balance at   Charged    Accounts    Balance
                                 Beginning   to Profit    Written    at End
                                  of Year     and Loss      Off      of Year

    Year ended December 31,
     1994
      Allowance for doubtful
       accounts                     $450         $3           $3     $450
                                   =====      =====        =====    =====

    Year ended December 31,
     1995
      Allowance for doubtful
       accounts                     $450        $44          $44     $450
                                   =====      =====        =====    =====

    Year ended December 31,
     1996
      Allowance for doubtful
       accounts                     $450      $(121)         $29     $300
                                   =====      =====        =====    =====


   (17) Events Subsequent to December 31, 1996-

        a) Effective December 12, 1997, the Company effected a 1 for 6 reverse stock split. All share and per share data have been retroactively restated.

        b) In October 1997, the Company reached an agreement with the Pension Benefit Guarantee Corporation whereby the Company's minimum funding requirements for 1996 were adjusted. The adjusted amounts are expected to be paid during the fourth quarter of 1997.

                         Report of Independent Auditors

   Stockholders and Board of Directors
   Stowe Machine Company Incorporated

   We have audited the accompanying balance sheets of Stowe Machine Company Incorporated as of December 31, 1995 and 1996, and the related statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stowe Machine Company Incorporated at December 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                Ernst & Young LLP
   Hartford, Connecticut
   March 24, 1997

                       Stowe Machine Company Incorporated

                                 Balance Sheets


                                                   December 31,
                                              1995               1996
    Assets
    Current assets:
      Cash                                  $102,405             $59,987
      Accounts receivable                    569,109             651,519
      Inventories                          3,278,411           3,463,044
      Deferred state income taxes              5,210              10,587
      Prepaid expense                         12,658              13,356
                                           ---------           ---------
    Total current assets                   3,967,793           4,198,493

    Property, plant and equipment:
      Land and land improvements             255,881             279,924
      Buildings                              731,595             731,595
      Machinery and equipment              5,266,146           5,354,874
      Furniture, fixtures and
       automobiles                            72,573              72,573
                                           ---------           ---------
                                           6,326,195           6,438,966

      Less accumulated depreciation        4,186,713           4,373,767
                                           ---------           ---------
                                           2,139,482           2,065,199

    Intangible assets, net of
      accumulated amortization of
      $93,301 in 1995 and $106,349 in
      1996                                    65,964              52,916
                                           ---------           ---------
    Total assets                          $6,173,239          $6,316,608
                                           =========           =========


     Liabilities and stockholders'
       equity
     Current liabilities:
       Demand notes payable to officers      $80,000             $80,000
       Accounts payable                      406,818             748,312
       Accrued expenses                      495,416             552,146
       Interest payable                       27,609              20,282
       State income taxes payable                -                27,496
       Current portion of long-term debt     963,938             620,947
                                           ---------           ---------
     Total current liabilities             1,973,781           2,049,183

     Long-term debt:
       Notes payable, less current
        portion                            2,877,490           2,656,543
       Notes payable to officers             383,333             283,334
                                           ---------           ---------
                                           3,260,823           2,939,877

     Deferred state income taxes             104,949             111,420

     Stockholders' equity:
       Common stock, $100 par value:
         Authorized--10,000 shares
         Issued and outstanding--577
          shares                              57,700              57,700
       Additional paid-in capital            242,300             242,300
       Retained earnings                     533,686             916,128
                                           ---------           ---------
     Total stockholders' equity              833,686           1,216,128
                                           ---------           ---------
     Total liabilities and stockholders'
         equity                           $6,173,239          $6,316,608
                                           =========           =========



   The accompanying notes to financial statements are an integral part of these financial statements.

                       Stowe Machine Company Incorporated

                            Statements of Operations


                                        Year ended December 31,

                                          1995             1996

    Net Sales                         $ 6,854,037     $7,887,583
    Cost of sales                       5,592,343      6,470,349
    Selling, general and
     administrative expenses              477,217        473,583
                                        ---------      ---------
                                        6,069,560      6,943,932
                                        ---------      ---------
    Income from operations                784,477        943,651

    Interest expense                      494,536        444,183
                                       ----------      ---------
    Income before provision for
      income taxes and
      extraordinary charge                289,941        499,468

    State income taxes                     18,209         31,992
                                       ----------      ---------
    Income before extraordinary
     charge                               271,732        467,476

    Extraordinary charge                  (75,702)       (85,034)
                                       ----------      ---------
    Net income                           $196,030       $382,442
                                       ==========      =========

   The accompanying notes to financial statements are an integral part of these financial statements.

                       Stowe Machine Company Incorporated

                            Statements of Cash Flows


                                            Year Ended December 31,
                                             1995              1996
    Cash flows from operating
     activities:
    Net income                              $196,030         $382,442
    Adjustments to reconcile net income
      to net cash provided by operating
      activities:
      Depreciation and amortization          181,812          200,102
      Changes in assets and
        liabilities:
        Accounts receivable                   58,505          (82,410)
        Inventories and prepaid
          expenses                           267,728         (185,331)
        Accounts payable, accrued
          expenses, interest payable
          and state income taxes
          payable                           (179,369)         418,393
        Deferred state income taxes           12,109            1,094
                                           ---------        ---------
    Net cash provided by operating
     activities                              536,815          734,290

    Cash flows used by investing
     activities:

    Additions for property, plant and
     equipment                              (589,692)        (112,771)
                                           ---------        ---------
    Net cash used by investing
     activities                             (589,692)        (112,771)

    Cash flows used by financing
     activities:
    Principal borrowings on long-term
     debt                                    575,865            --
    Principal payments on notes payable
     to officers                            (100,000)         (99,999)
    Principal payments on long-term
     debt                                   (503,156)        (563,938)
                                           ---------        ---------
    Net cash used by financing
     activities                              (27,291)        (663,937)
                                           ---------        ---------
    Net (decrease) increase in cash          (80,168)         (42,418)

    Cash, beginning of period                182,573          102,405
                                           ---------        ---------
    Cash, end of period                     $102,405          $59,987
                                           =========        =========



   The accompanying notes to financial statements are an integral part of these financial statements.

                       Stowe Machine Company Incorporated

                          Notes to Financial Statements

                                December 31, 1996


   1. Business and Significant Accounting Policies

   Description of Business

   Stowe Machine Company Incorporated (the Company) is a manufacturer of machined components for the jet engine industry. It has special machining capabilities which are applied to cylindrical forgings of titanium or nickel alloy. The Company's three primary customers, one of which is the U.S. Government, account for approximately eighty-five percent of sales, and the Company has not experienced losses related to accounts receivable in the past.

   Inventories

   Inventories are stated at the lower cost or market. Cost is determined by the last-in, first-out (LIFO) method.

   On orders where the Company is either the prime contractor or a subcontractor for the U.S. Government, the Company is entitled to receive progress payments prior to shipment. Inventories are reduced for payments received on orders which have not been shipped at year-end.

   Property, Plant and Equipment

   Property, plant and equipment is stated on the basis of cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

   Income Taxes

   The Company operates under Subchapter S of the Internal Revenue Code, and consequently, it is not subject to federal income tax; the stockholders include the Company's income in their own income for federal income tax purposes.

   Deferred state income taxes are provided on the temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which such differences are expected to reverse.

   Intangible Assets

   Intangible assets consist of deferred financing costs which are being amortized on a straight-line basis over the terms of the related agreements (seven years).

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   2. Long-Term Debt and Extraordinary Charge

   Long-term debt consisted of the following:
                                                     1995       1996
    People's term note A, prime plus
     1.25%, payable October 1, 2001.         $ 1,333,334     $ 1,104,762

    People's term note B, prime plus
     1.25%, payable October 1, 2001.             368,850         342,150

    People's term note C, prime plus
     1.25%, payable October 1, 2001.             832,565         689,705

    People's revolving credit note,
     prime plus 1.25%, payable July
     31, 1998.                                   360,000         300,000

    Mortgage note payable, 15%
     interest, maturing March 1, 2001.
     Secured by the mortgage on
     property and is subordinate to
     the above People's debt.                    796,679         690,873

    Promissory notes payable to
     officers, prime plus 1.25%,
     payable October 1, 1999.                    383,333         283,334

    Promissory note payable, 12%
     interest, payable April 1, 1999.            150,000         150,000
                                               ---------       ---------
                                               4,224,761       3,560,824

    Less current portion                         963,938         620,947
                                               ---------       ---------
                                             $ 3,260,823     $ 2,939,877
                                               =========       =========

   The Company has three term promissory notes and a revolving line of credit with People's Bank (People's). Term note A is to be repaid commencing November 1, 1994 in eighty-four consecutive monthly principal payments of $19,048. Term note B is to be repaid commencing on November 1, 1994 in eighty-three consecutive monthly principal payments of $2,225, followed by a single payment of $215,325. Term note C is to be repaid commencing on November 1, 1994 in eighty-four consecutive monthly principal payments of $11,905. Interest on the unpaid principal balance of all the loans is due monthly at People's base rate plus 1.75% (10.25% at December 31, 1995). The People's notes are secured by accounts receivable, inventory and property, plant and equipment. Additionally, repayment of up to 75% of the total amount borrowed on term note C has been guaranteed by the Small Business Administration.

   In July 1996, the term promissory notes and revolving credit note agreement with People's Bank was amended, changing the interest rate to the People's base rate plus 1.25% (9.5% at December 31, 1996) and increasing the borrowing capacity and expiration date under the revolving credit note to $800,000 and July 1998, respectively.

   Aggregate scheduled annual maturities of long-term debt during each of the five years subsequent to 1996 are as follows:


    1997                            $   620,947
    1998                                940,690
    1999                                796,940
    2000                                590,208
    2001                                612,039
                                     ----------
                                    $ 3,560,824
                                     ==========


   In 1989, the Company retired outstanding senior secured notes early. The related agreement required the Company, among other things, to pay an amount equal to 6% of the gross profit each year, up to and including fiscal 1998, or until the total paid equals $550,545, whichever comes first. As of December 31, 1996 the total amount paid or accrued was $520,537, of which $397,537 is included in accrued expenses. The early extinguishment of the debt resulted in extraordinary charges of $85,034 in 1996 and $75,702 in 1995; there were no state income tax effects.

   Interest paid on the above obligations in 1996 and 1995 was $429,130 and $477,670, respectively.

   3. Inventories

   The components of inventories were as follows:

                                               December 31,
                                            1995         1996

    Raw materials                     $   241,185   $   490,196
    Work in process                     1,260,901     1,263,738
    Finished goods                      1,973,077     1,977,482
    Inventory owned by U.S.
       Government                         (25,303)          -
                                        ---------     ---------
                                        3,449,860     3,731,416

    Less LIFO reserve                     171,449       268,372
                                        ---------     ---------
                                      $ 3,278,411   $ 3,463,044
                                        =========     =========


   4. Demand Notes Payable to Officers

   F. Robert and William R. Petricone, executive officers, have loaned the Company $80,000 for working capital purposes. The notes are payable on demand and bear interest at Shawmut Bank Connecticut, N.A. prime rate plus 1 1/2% (9.75% at December 31, 1996 and 10% at December 31, 1995).

   Interest paid on the above obligations amounted to $8,149 in 1996 and $8,548 in 1995.


   5. State Income Taxes

   State income taxes for the years ended December 31 consisted of the following:

                                     1995         1996

    Current                       $  6,100       $30,898
    Deferred                        12,109         1,094
                                   -------        ------
                                  $ 18,209       $31,992
                                   =======        ======


   Significant components of the net deferred state income tax liability follow:

                                            December 31,
                                         1995          1996
    Current asset:
     Inventory                       $   5,210       $10,587
                                      --------        ------
                                         5,210        10,587

     Noncurrent liability:
     Property, plant and              (105,400)     (109,744)
       equipment
     Intangible assets                     451        (1,676)
                                     ---------      --------
                                      (104,949)     (111,420)
                                     ---------      --------
    Net deferred liability          $  (99,739)    $(100,833)
                                     =========      ========



   Income taxes paid in 1996 and 1995 were $12,500 and $21,250, respectively.

   6. Employee 401(k) Plan

   Under the Company's 401(k) plan, all employees may contribute up to 15% of their salary to a retirement account up to the maximum amount allowed by law. The Company contributes an amount equal to 30% of the amount contributed by each participant. The Company's contribution to the plan was $27,308 in 1996 and $21,373 in 1995.

                       Stowe Machine Company Incorporated

                            Statements of Operations

                             (Dollars in Thousands)

                                                         (unaudited)
                                                       Nine Months Ended
                                                        September 30,
                                                     1996          1997

    NET SALES                                       $5,506        $6,052
    COST OF SALES                                    4,392         4,623
                                                    ------        ------
      Gross profit                                   1,114         1,429

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES       229           269
                                                    ------        ------
      Income from operations                           885         1,160

    INTEREST EXPENSE                                   355           204
                                                    ------        ------

      Income before provision for income taxes
         and extraordinary item                        530           956

    PROVISION (CREDIT) FOR INCOME TAXES                 (8)           92
                                                    ------        ------
      Income before extraordinary item                 538           864

    EXTRAORDINARY ITEM                                 (67)           (8)
                                                    ------        ------
      Net income                                   $   471       $   856
                                                    ======        ======


                      Notes To Interim Financial Statements
                                   (Unaudited)

   NOTE A - BASIS OF PRESENTATION

   The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Adjustments consisted of only normal recurring accruals. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year.

        No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Shareholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                                  _____________

                                TABLE OF CONTENTS
                                                            Page

   Prospectus Summary  . . . . . . . . . . . . . . . . . .      3
   Risk Factors  . . . . . . . . . . . . . . . . . . . . .      9
   Forward-Looking Statements  . . . . . . . . . . . . . .     13
   Dividend Policy . . . . . . . . . . . . . . . . . . . .     14
   Use of Proceeds . . . . . . . . . . . . . . . . . . . .     14
   Market for Common Stock . . . . . . . . . . . . . . . .     14
   Dilution  . . . . . . . . . . . . . . . . . . . . . . .     15
   Capitalization  . . . . . . . . . . . . . . . . . . . .     17
   Pro Forma Consolidated
     Statements of Income  . . . . . . . . . . . . . . . .     18
   Selected Financial Data . . . . . . . . . . . . . . . .     20
   Management's Discussion and
     Analysis of Financial Condition
     and Results of Operations . . . . . . . . . . . . . .     23
   Business  . . . . . . . . . . . . . . . . . . . . . . .     29
   Management  . . . . . . . . . . . . . . . . . . . . . .     40
   Executive Compensation  . . . . . . . . . . . . . . . .     42
   Principal and Selling Shareholders  . . . . . . . . . .     47
   Certain Relationships and
     Related Party Transactions  . . . . . . . . . . . . .     48
   Description of Common Stock . . . . . . . . . . . . . .     49
   Shares Eligible for Future Sale . . . . . . . . . . . .     51
   Underwriting  . . . . . . . . . . . . . . . . . . . . .     52
   Notice to Canadian Residents  . . . . . . . . . . . . .     54
   Experts . . . . . . . . . . . . . . . . . . . . . . . .     55
   Legal Matters . . . . . . . . . . . . . . . . . . . . .     55
   Additional Information  . . . . . . . . . . . . . . . .     55
   Index to Financial Statements . . . . . . . . . . . . .    F-1


          Until             , 1998 (25 days after the commencement of the
   Offering), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     [LOGO]



                                LADISH CO., INC.


                                3,350,000 Shares

                                  Common Stock

                                ($0.01 par value)





                                   PROSPECTUS











                           Credit Suisse First Boston

                                 BT Alex. Brown

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 13.  Other Expenses of Issuance and Distribution

   The following are the estimated expenses in connection with the distribution of the securities being registered:

    Securities and Exchange Commission Registration Fee .         $20,457
    NASD Filing Fee . . . . . . . . . . . . . . . . . . .           7,435
    Printing and Engraving Expenses . . . . . . . . . . .
    Accounting Fees and Expenses  . . . . . . . . . . . .
    Attorneys' Fees and Expenses  . . . . . . . . . . . .
    Transfer Agent's and Registrar's Fees . . . . . . . .
    Blue Sky Fees and Expenses (including attorneys'
     fees)  . . . . . . . . . . . . . . . . . . . . . . .
    Nasdaq Listing Fees . . . . . . . . . . . . . . . . .          36,629
    Miscellaneous . . . . . . . . . . . . . . . . . . . .
                                                                ---------
     Total  . . . . . . . . . . . . . . . . . . . . . . .     $
                                                                =========

   Item 14.  Indemnification of Directors and Officers

   (a) The Company is incorporated under the Wisconsin Business Corporation Law ("WBCL"). Under Section 180.0851(1) of the WBCL, the Company is required to indemnify a director or officer, to the extent that such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of the Company. In all other cases, the Company is required by
   Section 180.0851(2) to indemnify a director or officer against liability incurred in a proceeding to which such a person was a party because he or she was a director or officer of the Company, unless it is determined that he or she breached or failed to perform a duty owed to the Company and the breach or failure to perform constitutes:

   (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

   (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful;

   (iii) a transaction from which the director or officer derived an improper personal profit; or

   (iv)  willful misconduct.

   Section 180.0858(1) provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the Company's articles of incorporation, by-laws, a written agreement or a resolution of the Board of Directors or shareholders.

   Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required to be permitted under Sections 180.0850 to 180.0858 of the WBCL, for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

   Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851(2) referred to above.

   Under Section 180.0833 of the WBCL, directors of the Company against whom claims are asserted with respect to the declaration of improper dividends or distributions to shareholders or certain other improper acts which they approved are entitled to contribution from other directors who approved such actions and from shareholders who knowingly accepted an improper dividend or distribution, as provided therein.

   (b) Article XIII of the By-Laws of the Registrant provides for indemnification of directors, to the maximum extent allowed or mandated by the laws of the State of Wisconsin and of officers and employees to the maximum extent allowed or mandated by the laws of the State of Wisconsin except that no indemnification shall be made in respect to any issue or matter as to which such officer or employee shall have been adjudged to be liable for negligence or misconduct in the performance of duty to the corporation unless the court in which such action or suit is brought shall determine that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

   (c)   Reference is made to Section     of the Underwriting Agreement (the
   form of which is included as Exhibit 1.1 to this Registration Statement) for provisions regarding the indemnification under certain circumstances of the Registrant, its directors and certain of its officers by the Underwriters.

   Item 15.  Recent Sale of Unregistered Securities

   On June 30, 1994 the Company issued 12,500 shares of Common Stock to ING in exchange for ING causing INCC to issue a $2 million letter of credit in favor of the Company. The letter of credit was canceled in June 1995 with the establishment of the Credit Agreement.

   In December 1995, the Company issued $4.0 million of its Subordinated Notes to ING and Grace. In February 1996, in a second private placement of Subordinated Notes, the Company issued an additional $5.3 million of Notes to ING, Grace and other shareholders. The Subordinated Notes were accompanied by detachable ten-year warrants to purchase an aggregate of 7,775,722 shares of Common Stock. During 1996 and the first nine months of 1997, the Company has issued another $1.6 million of Subordinated Notes as interest upon the outstanding Subordinated Notes.

   In addition, during 1996 and 1997 the Company has issued an aggregate of 166,790 shares upon exercise of outstanding Warrants, and 110,833 shares upon exercise of outstanding stock options granted to officers of the Company.

   In October 1997, the Company issued 8,333 shares of Common Stock to a former employee in partial settlement of certain litigation.

   The foregoing sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

   Item 16.  Exhibits and Financial Statement Schedules

   (a)   Exhibits:

   A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is incorporated herein by reference.

   (b)   Financial Statement Schedules:

   None.

   Item 17.  Undertakings

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cudahy, State of Wisconsin, on December 23, 1997.

   LADISH CO., INC.


   By    /s/  Wayne E. Larsen
         Wayne E. Larsen, Vice President


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on December 23, 1997. Each person whose signature appears below constitutes and appoints Kerry L. Woody and Wayne E. Larsen, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name,place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                     Name                                 Title



    /s/  Kerry L. Woody                      President (Principal Executive
    Kerry L. Woody                           Officer), Director


    /s/  Wayne E. Larsen                     Vice President, Law/Finance and
    Wayne E. Larsen                          Secretary (Principal Financial
                                             and Accounting Officer)



    /s/  Gregory P. Flynn                    Director
    Gregory P. Flynn



    /s/ Robert W. Sullivan                   Director
    Robert W. Sullivan



    /s/  Fred W. Whitridge, Jr.              Director
    Fred W. Whitridge, Jr.

                                INDEX TO EXHIBITS
                                                                Sequentially
                                                                  Numbered
      Number                       Exhibit                          Page

        1.1*    Form of Underwriting Agreement  . . . . . . .

        3.1     Restated Articles of Incorporation of the
                Registrant, as amended  . . . . . . . . . . .

        3.2     By-Laws of the Registrant . . . . . . . . . .

        4.1*    Form of Common Stock Certificate  . . . . . .

        4.2     Amended and Restated Note and Warrant
                Purchase Agreement dated February 22, 1996
                among Ladish Co., Inc. and the Purchasers
                named therein . . . . . . . . . . . . . . . .

        4.3     Amended and Restated Warrant Agreement dated
                February 22, 1996 among Ladish Co., Inc. and
                the purchasers named therein  . . . . . . . .

        4.4 Amended and Restated Registration Rights Agreement dated February 22, 1996 among Ladish Co., Inc. and certain note and warrant purchasers  . . . . . . . . . . . . . . . . .

         5      Form of Opinion of Foley & Lardner  . . . . .

       10.1     Credit Agreement dated June 30, 1995 among
                Ladish Co., Inc. and General Electric Capital
                Corporation, as amended . . . . . . . . . . .

       10.2*    Asset Purchase Agreement dated June 14, 1997
                between Ladish Co., Inc. and Stowe Machine
                Co., Inc. . . . . . . . . . . . . . . . . . .

       10.3*    Asset Purchase Agreement dated April 24, 1997
                between Ladish Co., Inc. and Trinity Fitting
                & Flange Group, Inc.  . . . . . . . . . . . .

       10.4     Ladish Co., Inc. 1996 Long-Term Incentive
                Plan  . . . . . . . . . . . . . . . . . . . .

       10.5* Form of Employment Agreement between Ladish Co., Inc. and certain of its executive officers, together with a schedule of parties thereto. Such agreements are materially different only as to the signing officers, the compensation of such officers and the dates of execution  . . . . . . . . . . . . .

       10.6*    Amended Payment and Security Agreement dated
                October 14, 1997 between Ladish Co., Inc. and the Pension Benefit Guaranty Corporation . .

        11      Statement re: Computation of Per Share
                Earnings  . . . . . . . . . . . . . . . . . .

        21      Subsidiaries of the Registrant  . . . . . . .

       23.1     Consent of Arthur Andersen LLP  . . . . . . .

       23.2     Consent of Ernst & Young LLP  . . . . . . . .

       23.3 Consent of Foley & Lardner (contained in their Opinion filed as Exhibit 5 to this Registration Statement)

        24      Powers of Attorney (appearing on the
                signature page hereof)  . . . . . . . . . . .

        27      Financial Data Schedule . . . . . . . . . . .



   _______________
   *To be filed by amendment.